This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on July 10, 2017 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GOLDEN BULL LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	6199	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employee
incorporation or organization)	Classification Code Number)	Identification number)

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Corporation Service Company

1180 Avenue of the Americas, Suite 210

New York, New York 10036

(800) 927-9801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Selengut, Esq.	[●]
Bill Huo, Esq.
Ari Edelman, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, NY 10105
Tel: (212) 370-1300
Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as de fined in Rule 405 of the Securities Act of 1933.                  Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to  section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Calculation of Registration Fee

Title of Class of Securities to be Registered	Proposed Minimum Aggregate Offering Price(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, par value $1.00 per share (2)			$

Total			$

(1)

The registration fee for securities to be offered by the Registrant is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

(2)	Includes ordinary shares of the Registrant subject to an option granted to the placement agent solely to cover over-allotments, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)                                Dated            , 2017

______ Ordinary shares

GOLDEN BULL LIMITED

This is the initial public offering of our ordinary shares. We are offering              of our ordinary shares.  We expect the initial public offering price of the shares to be $   per share.  Currently, no public market exists for our ordinary shares.  We intend to apply to have our ordinary shares listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “DNJR.”

We are an “emerging growth company,” as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 10 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Placement discount and commissions (1)	$	$
Proceeds to us, before expenses	$	$

(1)	The placement agent will receive compensation in addition to such discount and commissions as set forth under “Placement and Plan of Distribution.”

We have granted the placement agent a 45-day option to purchase up to an additional __________ ordinary shares at the public offering price, less the placement discount, to cover any over-allotments.

The placement agent expects to deliver the shares against payment as set forth under “Plan of Distribution”, on or about ____, 2017.

The date of this prospectus is ________________

TABLE OF CONTENTS
Page
PROSPECTUS SUMMARY	1
RISK FACTORS	10
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	43
USE OF PROCEEDS	44
CAPITALIZATION	45
DILUTION	46
EXCHANGE RATE INFORMATION	48
ENFORCEABILITY OF CIVIL LIABILITIES	49
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA	51
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	53
BUSINESS	69
MANAGEMENT	87
PRINCIPAL SHAREHOLDERS	91
RELATED PARTY TRANSACTIONS	92
DESCRIPTION OF SHARE CAPITAL	93
SHARES ELIGIBLE FOR FUTURE SALE	99
TAXATION	101
PLACEMENT AND PLAN OF DISTRIBUTION	106
EXPENSES RELATING TO THIS OFFERING	112
LEGAL MATTERS	112
EXPERTS	112
WHERE YOU CAN FIND ADDITIONAL INFORMATION	112
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors” beginning on page 10. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this prospectus refer to Golden Bull Limited, a Cayman Islands exempted company (“Golden Bull”), including its consolidated subsidiaries and variable interest entities (“VIE”), unless the context otherwise indicates. We conduct our business through Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Dianniu”), our operating entity in China.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau, “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Our Business

We are an early stage online finance marketplace, or “peer-to-peer” lending company, in China. We connect individual investors with individual and small business borrowers.  Our operating entity was formed in November 2015 and we launched our marketplace in January 2016.  From November 2015 through March 2017, we facilitated loans in the aggregate principal amount of approximately RMB 540.1 million ($80.3 million).

Our technology-driven marketplace provides eligible borrowers with quick, accessible, affordable credit and provides investors with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2016 was 11.64%, compared to a peer-to-peer industry average return rate of 10.45%, based on the Research Report on the Internet Finance Industry and Development Strategy for 2017 to 2022 (the “China IRN Report”), issued by ChinaIRN.com, an independent research institution in PRC that specializes in industry survey and research.

We generate revenues primarily from transaction and management fees charged to borrowers for our services. Our revenues totaled approximately $3.1 million in 2016, the first year of our operations, and approximately $1.1 million for the first quarter of 2017. We currently conduct our business operations exclusively in China. As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

Borrowers are referred to our platform from offline sources, including primarily traditional lending institutions and referrals from existing clients. To date, a substantial amount of loans facilitated through our platform have been referred to by lending institutions.

We have used various social media and mobile platforms and networks to market our platform to potential lenders. Currently, lenders through our platform consist of individuals of varying levels of net worth. We conduct a limited background check of individuals that lend money through our platform.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems, such as Shanghai PnR Data Service Co., Ltd. (“China PnR”), a reputable custodian for lending platforms.  We have arrangements with China PnR pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of China PnR.  Based on information provided by such system, we calculate default rates of loans facilitated through our platform.

We implement a risk management process to try to minimize the risk of nonpayment to investors. Such process involves a thorough review of various credit reports prepared by third party and may also include inquiries by us of employers or associates of potential borrowers. Our online marketplace may be accessed only by qualified borrowers. We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of March 31, 2017, no loans facilitated through our platform had defaulted.

Our Strategy

In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. As a result, we had approximately $7.4 million of cash as of December 31, 2016. We intend to continue to use such funds, and the funds we expect to raise in this offering, to grow our business primarily by:

•

enhancing our marketing efforts in order to increase awareness of our marketplace among potential investors throughout China; and

•

increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

Corporate History and Structure

We began our operations in China through Shanghai Dianniu Internet Finance Information Service Co. Ltd., which was formed in November 2015. In early 2017, we incorporated Golden Bull Limited under the laws of the Cayman Islands as our offshore holding company under our former name Point Cattle International Limited. In March 2017, we established our wholly owned Hong Kong subsidiary, Point Cattle Group Company Limited, which formed Shanghai Fuyu Information and Technology Co., Ltd., its wholly owned subsidiary in PRC (the “WFOE”). Through the contractual arrangements between the WFOE, Dianniu and the majority shareholders of Dianniu, we control 89.2% of Dianniu. These contractual arrangements allow us to effectively control and derive 89.2% of the economic interest from Dianniu.

In addition to Dianniu, the WFOE has entered into a series of contracts with Shanghai Baoxun Advertisement Design Co., Ltd. (“Baoxun”), a company formed in February 2017 under the laws of PRC, and Baoxun’s shareholders.  Baoxun currently does not have any operations. However, we expect that in the future Baoxun will engage in the design and production of online advertisement and marketing survey services for online marketplaces.

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities, as of the date of this prospectus:

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•

we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•

for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•

we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•

we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•

we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

Our insiders are not required to comply with Section 16 of the Exchange Act requiring such individuals, and entities to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and the WFOE are considered as foreign investors or foreign invested enterprises under PRC law. The provision of internet financing services, which we conduct through our VIE, can be within the category in which foreign investment is currently restricted or prohibited, which makes a VIE structure necessary. In addition, we intend to centralize our management and operation in the PRC without being restricted to conduct certain business activities which are important for our current or future business but are restricted or might be restricted in the future.  As such, we believe the agreements between the WFOE and Dianniu are essential for our business operation. These contractual arrangements with Dianniu and its shareholders enable us to exercise effective control over Dianniu and hence consolidate its financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of Dianniu through a series of agreements which are referred to as the VIE Agreements. The VIE Agreements are comprised of a series of agreements, including an Equity Pledge Agreement, a Technical Consulting and Service Agreement, a Business Cooperation Agreement, a Share Option Agreement, and a Voting Rights Proxy and Finance Supporting Agreement for each of Dianniu’s Shareholders. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate Dianniu for an annual consulting service fee in the amount of 89.2% of Dianniu’s operating revenue.  Three Shareholders of Dianniu (the “Dianniu Shareholders”) have each pledged all of their right, title and equity interests in Dianniu as security for the WFOE to collect consulting services fees provided to Dianniu through the Equity Pledge Agreement.  In order to further reinforce the WFOE’s rights to control and operate Dianniu, the Dianniu Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests in Dianniu through the Equity Option Agreement.

The material terms of the VIE Agreements with Dianniu are as follows:

Technical Consultation and Service Agreement.   Pursuant to the Technical Consultation and Service Agreement between WFOE and Dianniu dated June 8, 2017, WFOE has the exclusive right to provide consultation and services to Dianniu in the area of fund, human, technology and intellectual property rights. WFOE exclusively owns any intellectual property rights arising from the performance of this Technical Consultation and Service Agreement. The amount of service fees and payment term can be amended by the WFOE and Dianniu’s consultation and the implementation. The term of the Technical Consultation and Service Agreement is 20 years. WFOE may terminate this agreement at any time by giving 30 day’s prior written notice to Dianniu.

Business Cooperation Agreement.    Pursuant to the Business Cooperation Agreement between WFOE and Dianniu dated June 8, 2017, WFOE has the exclusive right to provide Dianniu with complete technical support, business support and related consulting services, including but not limited to technical services, business consultations, equipment or property leasing, marketing consultancy, system integration, product research and development, and system maintenance. WFOE exclusively owns any intellectual property rights arising from the performance of this Business Cooperation Agreement. The rate of service fees may be adjusted based on the services rendered by WFOE in that month and the operational needs of Dianniu. The Business Cooperation Agreement shall maintain effective unless it was terminated or was compelled to terminate under applicable PRC laws and regulations. WFOE may terminate this Business Cooperation Agreement at any time by giving 30 day’s prior written notice to Dianniu.

Equity Pledge Agreement.    Pursuant to the Equity Pledge Agreement among WFOE, Dianniu and Dianniu Shareholders dated June 8, 2017, Dianniu Shareholders pledged all of their equity interests in Dianniu to WFOE to guarantee Dianniu's performance of relevant obligations and indebtedness under the Technical Consultation and Service Agreement and other control agreements (“Control Agreement”). In addition, Dianniu Shareholders are in the process of completing the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority. If Dianniu breaches its obligation under the Control Agreement, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. The Pledge shall be continuously valid until the Dianniu Shareholder is no longer a shareholder of Dianniu or the satisfaction of all its obligations by Dianniu under the Control Agreements.

Equity Option Agreement.    Pursuant to the Share Disposal Agreement among WFOE, Dianniu and Dianniu Shareholders dated June 8, 2017, WFOE has the exclusive right to require each Dianniu Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each Dianniu Shareholder’s equity interests in Dianniu, once or at multiple times at any time in part or in whole at WFOE's sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. The Share Disposal Agreement shall remain effective until all the equity interest owned by each Dianniu Shareholder has been legally transferred to WFOE or its designee(s).

Voting Rights Proxy and Finance Supporting Agreement.   Pursuant to the Voting Rights Proxy and Finance Supporting Agreement among WFOE, Dianniu and Dianniu Shareholders dated June 8, 2017, each Dianniu Shareholder irrevocably appointed WFOE or WFOE’s designee to exercise all his or her rights as Dianniu Shareholders under the Articles of Association of Dianniu, including but not limited to the power to exercise all shareholder's voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of Dianniu. The term of the Voting Rights Proxy and Finance Supporting Agreement is 20 years.

The WFOE has also entered into a series of VIE agreements with Baoxun, and Baoxun’s shareholders, upon the same materials terms as described above.  Baoxun currently does not have any operations. However, we expect that in the future Baoxun will engage in the design and production of online advertisement and marketing survey services for online marketplaces.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our ordinary shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of such extended transition period.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, China 200120. Our telephone number at this address is (86) 021-61659027. Our registered office in the Cayman Islands is located at Corporate Filing Services Ltd., 3rd Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY 1-1002, Cayman Islands. Our agent for service of process in the United States is Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

Our website is http://www.dianniu98.com. The information contained on our website is not a part of this prospectus.

The Offering
Securities Being Offered:	ordinary shares.

Securities Being Offered to Cover Over-allotment, if any:	ordinary shares.

Initial Offering Price:	The purchase price for the shares will be $ per ordinary share.

Number of ordinary shares Outstanding Before the Offering:	50,000 of our ordinary shares are outstanding as of the date of this prospectus.

Number of ordinary shares Outstanding After the Offering:	of our ordinary shares will be outstanding after this offering is completed, or shares if the over-allotment option is exercised in full.

Use of Proceeds:

We intend to use the net proceeds of this offering to expand our marketing activities to reach more potential borrowers and lenders in China, for development of our online platform and mobile app, and for other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 44.

Lock-up

All of our directors and officers and certain shareholders have agreed with the placement agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Placement and Plan of Distribution” for more information.

Proposed NASDAQ Symbol:	DNJR

Risk Factors:

Investing in these securities involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

 The following summary consolidated financial statements for the period from November 2015 to December 2015 and the year ended December 31, 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial statements for the quarters ended March 31, 2017 and 2016 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary consolidated statement of comprehensive income for the period from November 2015 to December 2015 and the year ended December 31, 2016 and the three months ended March 31, 2017 and 2016.

	For the Year Ended	For the Period from November 17, 2015 (inception) to	For the Three Months Ended
	December 31, 2016	December 31, 2015	March 31, 2017	March 31, 2016
			(Unaudited)	(Unaudited)
Summary Consolidated Statement of Comprehensive Income:
Operating revenue	$ 3,097,146	$ -	$ 1,072,020	$ 340,541

Operating expense
Selling	(826,038)	(30,091)	(455,280)	(128,719)
General and administrative	(1,636,353)	(81,659)	(900,918)	(247,534)
Research and development	(417,901)	(29,943)	(83,794)	(128,757)
Total operating expenses	(2,880,292)	(141,693)	(1,439,992)	(505,010)

Other income (expense)
Other income, net	2,895	1	2,656	280

Income (loss) before income taxes	219,749	(141,692)	(365,316)	(164,189)

Provision (benefit) for income taxes	54,938	(35,423)	(89,903)	(41,047)

Net income (loss)	164,811	(106,269)	(275,413)	(123,142)

Less: Net income (loss) attributable to non-controlling interest	3,906	-	(29,219)	-

Net income (loss) attributable to Golden Bull Limited	$ 160,905	$ (106,269)	$ (246,194)	$ (123,142)

The following table presents our summary consolidated balance sheet data as of December 31, 2016 and 2015 and as of March 31, 2017.

	As of December 31,		As of March 31,
	2016	2015	2017
			(Unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,378,920	$674,515	$6,185,157
Other assets	1,723,173	205,476	2,860,617
Total assets	9,102,093	879,991	9,045,774
Total liabilities	282,293	61,238	417,236
Total shareholders’ equity	$8,819,800	$818,753	$8,628,538

RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history in a new and evolving market, which makes it difficult to evaluate our future prospects.

The market for online consumer finance marketplaces is new and may not develop as expected. The regulatory framework for this market is also evolving and may remain uncertain for the foreseeable future.  Potential borrowers and investors may not be familiar with this market and may have difficulty distinguishing our services from those of our competitors. Convincing potential new borrowers and investors of the value of our services is critical to increasing the volume of loan transactions facilitated through our marketplace and to the success of our business. We launched our online marketplace in January 2016 and have a limited operating history. As our business develops, or in response to competition, we may continue to introduce new products or make adjustments to our existing products, or make adjustments to our business model. In connection with the introduction of new products, or in response to general economic conditions, we may impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of our business. Any significant change to our business model may not achieve expected results and may have a material and adverse impact on our financial conditions and results of operations. It is therefore difficult to effectively assess our future prospects.

If we fail to educate potential borrowers and investors about the value of our platform and services, if the market for our marketplace does not develop as we expect, or if we fail to address the needs of our target market, our business and results of operations will be harmed.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to retain existing borrowers or investors or attract new borrowers or investors, our business and results of operations will be adversely affected.

The volume of loan transactions facilitated through our marketplace has grown rapidly since our inception. The total amount of loans facilitated through our marketplace was $80.3 million in as of March 2017, which increased substantially from $6.0 million as of March 2016. In the three months ended March 31, 2017, the total amount of loans facilitated through our marketplace was $25.4 million, compared with $6.0 million in the three months ended March 31, 2016.  To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loan transactions by retaining current participants and attracting more users. We intend to continue to dedicate significant resources to establishing new acquisition channels and introducing a wider range of loan products. Furthermore, if there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. Furthermore, if there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to exit their investments prior to maturity on the secondary loan market may not be able to do so in a timely manner.

The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk management system, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment, changes in the regulatory environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current user acquisition channels become less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

Failure to manage our liquidity and cash flows may materially and adversely affect our financial conditions and results of operations. As a result, we may need additional capital and financing may not be available on terms acceptable to us, or at all.

We generated negative cash flows from operating activities in the amount of approximately $1.1 million in 2016. We cannot assure you our business model will allow us to generate positive cash, given our substantial expenses in relation to our revenue at this stage of our company’s development. Inability to collect payments from borrowers in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions, or to grow our business organically. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The laws and regulations governing the peer-to-peer lending service industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the peer-to-peer lending service industry in China, the regulatory framework governing our industry is under development by the PRC government. Currently, the PRC government has not promulgated any specific rules, laws or regulations to specially regulate the peer-to-peer lending service industry. See “Regulation—Regulations Relating to Peer-to-Peer Lending Busines.” As of the date of this prospectus, we believe that we are in compliance with PRC laws and regulations, including those governing the peer-to-peer lending service industry in China and have not been subject to any material fines or other penalties under these laws or regulations. However, due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations for the peer-to-peer lending service industry, and there can be no assurance that the PRC government authority will ultimately take a view that is consistent with us. For instance, we cannot rule out the possibility that the PRC government will change its regulatory framework to institute a licensing regime covering our industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

In addition, the PRC laws and regulations relating to online peer-to-peer lending do not set out the liabilities that will be imposed on the service providers who fail to comply with the principles and requirements contained thereunder, nor do other applicable rules, laws and regulations contain specific liability provisions specially as to the peer-to-peer lending platform or similar online marketplace like us. However, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected.

The China Banking Regulatory Commission, Ministry of Industry and Information Technology and the Ministry of Public Security published Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (the “P2P Measures”) on August 17, 2016. According to the P2P Measures, the maximum loan balance for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total from all platforms. As of December 31, 2016, a total of 151 borrowers had borrowed more than RMB 200,000 through our platform, accounting for 26.58% of total borrowers as of December 31, 2016. During January 1, 2017 to March 31, 2017, a total of 71 people has borrowed more than RMB 200,000 on the platform, accounting for 10.17% of total borrowers, during such period. As a result of the P2P Measures, borrowers may not borrow more than RMB 200,000 on our platform, effective August 17, 2017. Otherwise, we may be subject to financial penalties in the amount of RMB 30,000 according to related PRC laws and regulations.

If our loan products do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

Our existing or new loan products and changes to our platform could fail to attain sufficient market acceptance for many reasons, including but not limited to:

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our failure to predict market demand accurately and supply loan products that meet this demand in a timely fashion;

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borrowers and investors using our platform may not like, find useful or agree with any changes;

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our failure to properly price new loan products;

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a substantial number of loan defaults by borrowers through our platform;

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defects, errors or failures on our platform;

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negative publicity about our loan products or our platform’s performance or effectiveness;

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views taken by regulatory authorities that the new products or platform changes do not comply with PRC laws, rules or regulations applicable to us; and

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the introduction or anticipated introduction of competing products by our competitors.

If our new loan products do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Our revenues for 2016 were highly dependent on loans from a limited number of borrowers.  If such concentration continues, the loss of any of our major borrowers could materially and adversely affect our growth and our revenues.

For the year ended December 31, 2016, fees paid by two borrowers accounted for 45.8% and 31.1% of our revenues, respectively. For the three months ended March 31, 2017, fees paid by three borrowers referred accounted for 33.6%, 28.2% and 13.8% of our revenues, respectively. For the three months ended March 31, 2016, fees paid by one borrower accounted for 100.0% of our revenues. As a result of our reliance on a limited number of borrowers, we may face competitive pressures, which may have a material adverse effect on our profits and our revenues. In addition, there are a number of factors, other than our performance, that could cause the loss of a borrower. The loss of any of our major borrowers and a decrease in the number of borrowers could materially adversely affect our profits and our revenues. Unless and until we diversify our borrower base, our future success will significantly depend upon the timing and volume of business from significant borrowers.

If we do not compete effectively, our results of operations could be harmed.

The online consumer finance marketplace industry in China is intensely competitive and evolving. With respect to borrowers, we primarily compete with traditional and other inline consumer finance companies, financial institutions, such as consumer finance business units in commercial banks, credit card issuers and a significant number of other unlike consumer finance companies such as ours. With respect to investors, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate alternative asset classes.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Many of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have longer operating histories, more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Our competitors may be better at developing new products, offering more attractive investment returns or lower fees, responding faster to new technologies and undertaking more extensive and effective marketing campaigns. In response to competition and in order to grow or maintain the volume of loan transactions facilitated through our marketplace, we may have to offer higher investment return to investors or charge lower transaction fees, which could materially and adversely affect our business and results of operations. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

Credit and other information that we receive from third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain borrower credit information from third parties, such as financial institutions and e-commerce providers such as Alibaba Cloud, and assess applicants’ credit and assign credit scores to borrowers based on such credit information. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate consumer reporting data. In addition, we currently do not have a comprehensive way to determine whether borrowers have obtained loans through other consumer finance marketplaces, creating the risk whereby a borrower may borrow money through our platform in order to pay off loans to lenders on other platforms. Additionally, there is a risk that, following our obtaining a borrower’s credit information, the borrower may have:

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become delinquent in the payment of an outstanding obligation;

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defaulted on a pre-existing debt obligation;

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taken on additional debt; or

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sustained other adverse financial events.

Such inaccurate or incomplete borrower credit information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

In addition, under the PRC Contract Law, if we fail to provide material information to lenders, or if we fail to identify false information received from borrowers or others and in turn provide such information to investors, and in either case if we are also found to be at fault due to failure or deemed failure to exercise proper care, we could be held liable for damages caused to investors as an intermediary pursuant to the PRC Contract Law. In addition, if we fail to complete our obligations under the agreements entered into with investors and borrowers, we could also be held liable for damages caused to borrowers or investors.

We may incur net losses in the future.

We had net income of $0.16 million in 2016, the first year of our operations.  However, we cannot assure you that we will be able to continue to generate net income or will have retained earnings in the future. We anticipate that our operating expenses will increase in the foreseeable future as we seek to continue to grow our business, attract borrowers, lenders and partners and further enhance and develop our loan products and platform. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result of the foregoing and other factors, our net revenue growth may slow, our net income margins may decline or we may incur additional net losses in the future and may not be able to maintain profitability on a quarterly or annual basis. In addition, our net revenue growth rate will likely decline as our net revenue grows to higher levels.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business

Our quarterly results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly financial results include:

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our ability to attract new borrowers and investors and retain existing borrowers and lenders;

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loan volumes and the channels through which borrowers and investors are sourced, including the relative mix of online and offline channels;

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changes in risk reserve liability related to changes in provisional expenses for expected default and payouts;

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changes in our product mix and introduction of new loan products;

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the amount and timing of operating expenses related to facilitating loans for new borrowers and investors and the maintenance and expansion of our business, operations and infrastructure;

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our decision to manage loan volume growth during the period;

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network outages or security breaches;

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general economic, industry and market conditions; and

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the timing of expenses related to the development or acquisition of technologies or businesses.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Increases in fraudulent activity, either on our marketplace or associated with participants of our marketplace, could negatively impact our brand and reputation, reduce the volume of loan transactions facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. Although we have not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot rule out the possibility that any of the foregoing may occur causing harm to our business or reputation in the future. If any of the foregoing were to occur, our results of operations and financial conditions could be materially and adversely affected.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. Successful promotion of our brand and our ability to attract qualified borrowers and sufficient investors depend largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. As such, we have entered into marketing and promotion agreements with a network of advertising agencies in various regions in the PRC to promote our products and platform.  Our efforts to build our brand have caused us to incur marketing and advertising expenses in the amount of $1.6 million in 2016.  Despite our marketing efforts, it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Our brand or reputation and the reputation of the online consumer finance marketplace industry may materially and adversely affected by factors outside of our control.

Enhancing the recognition and reputation of our brand is critical to our business and competitiveness. Factors that are vital to this objective include but are not limited to our ability to:

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maintain the quality and reliability of our platform;

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provide borrowers and investors with a superior experience in our marketplace;

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maintain accurate credit assessment tools and decision-making models;

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effectively manage and resolve borrower and investor complaints; and

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effectively protect personal information and privacy of borrowers and investors.

Any malicious or innocent negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial conditions or prospects, whether with merit or not, could severely hurt our reputation and harm our business and operating results. In addition, the market for China’s online consumer finance marketplaces is new and the regulatory framework for this market is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance marketplace industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities.

Certain factors that may adversely affect our reputation are beyond our control. Negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their debt collection practices and any failure by them to adequately protect the information of borrowers and lenders, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the online consumer finance marketplace industry, such as bankruptcies or failures of other consumer finance marketplaces, and especially a large number of such bankruptcies or failures, or negative perception of the industry as a whole, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering or other illegal activities, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and lenders. Negative developments in the online consumer finance marketplace industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Successful strategic relationships with partners are important for our future success.

We anticipate that we will continue to leverage our strategic relationships with existing referral sources, service providers and other partners in China’s online consumer finance marketplace industry to grow our business while we will also pursue new relationships with additional partners such as traditional financial institutions and merchants in more sectors. For example, in the future, we may partner with traditional financial institutions to combine the efficiency advantages of online consumer finance marketplaces with the low funding costs of traditional financial institutions. Identifying, negotiating and documenting relationships with partners requires significant time and resources as does integrating third-party data and services into our system. Our current agreements with partners often do not prohibit them from working with our competitors or from offering competing services. Our competitors may be effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with such partners, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with business partners, our business will be harmed.

If borrowers default on loans, lenders on our marketplace might not be able to collect principal and accrued interest.

Currently, all loans facilitated through our platform are secured by collateral, and in many instances guaranteed by a third party. However, the amount borrowed may exceed the value of the collateral since we require that collateral be worth 70% or more of the principal of each loan.  A borrower’s ability to repay us can be negatively impacted by increases in such borrower’s payment obligations to other lenders under mortgage, credit card and other loans, including student loans and home equity lines of credit. These changes can result from increases in base lending rates or structured increases in payment obligations and could reduce the ability of our borrowers to meet their payment obligations. Lenders on our marketplace therefore are limited in their ability to collect on the loans if a borrower is unwilling or unable to repay. Given such risks, our marketplace might be less attractive to existing and potential lenders, and as a results, our operating results might be adversely affected. Given such risks, our marketplace might be less attractive to existing and potential lenders, and as a results, our operating results might be adversely affected.

We currently do not have a risk reserve fund, which may adversely affect our financial results and competitive position.

We currently do not have a risk reserve fund.  As a result, in the event of loan defaults, we would not have funds readily available to repay lenders.  The lack of a risk reserve fund increases the risk profile of loans facilitated through our platform, which could hinder our ability to retain existing lenders as well as to attract new lenders. In addition, a substantial percentage of our competitors have set up risk reserve funds. As such, these companies allow lenders to recover up to 100% of the outstanding principal and accrued interest upon loan defaults. Such platforms may be more attractive to lenders.  As such, the lack of a risk reserve fund can cause a material adverse impact on our competitive position and results of operations.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and lenders, process large numbers of transactions and support the loan collection process. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability.

Furthermore, as we rely on certain third-party service providers, such as third-party payment platforms and custody and settlement service providers, to conduct our business, if these third-party service providers failed to function properly, we cannot assure you that we would be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

Fluctuations in interest rates could negatively affect transaction volume.

All loans facilitated through our marketplace are issued with fixed interest rates. If interest rates rise, investors who have already invested in a loan at a fixed rate through our platform may lose the opportunity to take advantage of the higher rates. If interest rates decrease after a loan is made, borrowers through our platform may prepay their loans to take advantage of the lower rates. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace, which may adversely affect our business.

Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and lenders, which makes it an attractive target and potentially vulnerable to cyber attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process applications or make loans available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased Shanghai facilities, we could experience interruptions in our service as well as delays and additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party errors, our errors, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data.  The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. See “Business—Intellectual Property” and “Regulation—Regulation on Intellectual Property Rights.” Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

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difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

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inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

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difficulties in retaining, training, motivating and integrating key personnel;

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diversion of management’s time and resources from our normal daily operations;

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difficulties in successfully incorporating licensed or acquired technology and rights into our platform and loan products;

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difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

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difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

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risks of entering markets in which we have limited or no prior experience;

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regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

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failure to successfully further develop the acquired technology;

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liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

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potential disruptions to our ongoing businesses; and

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unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

 We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we have the ability to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity.  As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011 and in 2015, respectively, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, Dianniu and the shareholders of Dianniu. As a result of these contractual arrangements, we exert control over Dianniu and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Corporate History and Structure.”

In the opinion of our PRC counsel, Allbright Law Offices, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated variable interest entities, and the contractual arrangements among WFOE, Dianniu and the shareholders of Dianniu are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Allbright Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law” and “Risk Factors—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entity, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Dianniu and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Dianniu and its shareholders to operate our platform. For a description of these contractual arrangements, see “Corporate History and Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, our consolidated variable interest entities and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Dianniu, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Dianniu, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entities and their shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangement, if any shareholder of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entities or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entities or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Dianniu were to refuse to transfer their equity interest in Dianniu to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Dianniu are held by Erxin Zeng, Xiaohui Liu and Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. Their interests in Dianniu may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entities, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entities and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Dianniu to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreement with these shareholders to request them to transfer all of their equity interests in Dianniu to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Dianniu, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between WFOE, our wholly-owned subsidiary in China, Dianniu, our consolidated variable interest entities in China, and the shareholders of Dianniu were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Dianniu’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Dianniu for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Dianniu to transfer their equity interests in Dianniu at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Dianniu to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Dianniu for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are material to the operation of our business if the entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated variable interest entities holds certain assets that are material to the operation of our business, including domain names and equipment for online lending marketplace. Under the contractual arrangements, our consolidated variable interest entities may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event our consolidated variable interest entities’ shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated variable interest entities, or our consolidated variable interest entities declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the peer-to-peer lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising, forming capital pool or providing guarantee to investors under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the peer-to-peer lending service industry in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the peer-to-peer lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOFCOM is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOFCOM before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE that is subject to foreign investment “restrictions,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, if the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Our Corporate History and Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online consumer finance marketplace industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the MITT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online marketplace, operated by our consolidated variable interest entity, Dianniu, may be deemed to be providing commercial internet information services, which would require Dianniu to obtain an ICP License. An ICP License is a value-added telecommunications business operating license required for provision of commercial internet information services. Dianniu, our PRC consolidated variable interest entity is in the process of applying for an ICP license as an internet information provider. There can be no assurance that we will be able to obtain the ICP license in the near future.  Given the ambiguity of PRC laws and regulations, we cannot predict the impact of any delay or failure on our financial conditions and results of operations.  Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Dianniu will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for mobile applications in the future.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Dianniu owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. If, after obtaining its ICP license, Dianniu fails to comply with the requirements for ICP license holders and also fails to remedy such non-compliance within a specified period of time, the MITT or its local counterparts have the discretion to take administrative measures against Dianniu, including revoking its ICP License.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation

In cooperation with our partners, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on our third-party service providers, in particular the custody banks and payment companies that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The custody banks and payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines (as defined below) jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The People’s Bank of China or the PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Dianniu to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOFCOM or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of this offering to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, whereas our reporting currency is the U.S. dollar. As a result, fluctuations in the exchange rate between the U.S. dollar and RMB will affect the relative purchasing power in RMB terms of our U.S. dollar assets and the proceeds from this offering. Our reporting currency is the U.S. dollar while the functional currency for our PRC subsidiary and consolidated variable interest entity is RMB. Gains and losses from the remeasurement of assets and liabilities that are receivable or payable in RMB are included in our consolidated statements of operations. The remeasurement has caused the U.S. dollar value of our results of operations to vary with exchange rate fluctuations, and the U.S. dollar value of our results of operations will continue to vary with exchange rate fluctuations. A fluctuation in the value of RMB relative to the U.S. dollar could reduce our profits from operations and the translated value of our net assets when reported in U.S. dollars in our financial statements. This could have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands rely on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC counsel, Allbright Law Offices, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on the NASDAQ in the context of this offering, given that:

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we established our PRC subsidiary, WFOE, by means of direct investment rather than by merger with or acquisition of PRC domestic companies; and

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no explicit provision in the M&A Rules classifies the respective contractual arrangements between WFOE, Dianniu and its shareholders as a type of acquisition transaction falling under the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. Sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of ordinary shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Erxin Zeng and Mr. Xiaohui Liu, who directly or indirectly hold shares in our company and who are known to us as being PRC residents, have completed the foreign exchange registrations required in connection with our recent corporate restructuring. The remaining shareholders who directly or indirectly hold shares in our Company and who are known to us as being PRC residents are currently processing such registrations.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards will be subject to these regulations when our company becomes an overseas listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing SAT Circular 59 and Circular 698, which became effective in January 2008, and a Circular 7 in replacement of some of the existing rules in Circular 698, which became effective in February 2015.

Under Circular 698, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

In February 2015, the SAT issued Circular 7 to replace the rules relating to indirect transfers in Circular 698. Circular 7 has introduced a new tax regime that is significantly different from that under Circular 698. Circular 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Circular 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Circular 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 or Circular 698 and Circular 7, and may be required to expend valuable resources to comply with Circular 59, Circular 698 and Circular 7 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

 The PRC tax authorities have the discretion under SAT Circular 59, Circular 698 and Circular 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59 or Circular 698 and Circular 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our ordinary shares. We intend to apply to have our ordinary shares listed on NASDAQ.  If an active trading market for our ordinary shares does not develop after this offering, the market price and liquidity of our ordinary shares will be materially adversely affected. The public offering price for our ordinary shares will be determined by negotiations between us and the placement agent and may bear little or no relationship to the market price for our ordinary shares after the public offering. You may not be able to sell any ordinary shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our ordinary shares begin trading on NASDAQ, our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent.  This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  Broad or active public trading market for our ordinary shares may not develop or be sustained.

The market price for our ordinary shares may be volatile.

The market price for our ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

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the perception of U.S. investors and regulators of U.S. listed Chinese companies;

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actual or anticipated fluctuations in our quarterly operating results;

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changes in financial estimates by securities research analysts;

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negative publicity, studies or reports;

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conditions in Chinese online consumer finance markets;

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our capability to catch up with the technology innovations in the industry;

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changes in the economic performance or market valuations of other online consumer finance companies;

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announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

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addition or departure of key personnel;

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fluctuations of exchange rates between RMB and the U.S. dollar; and

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general economic or political conditions in China.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our ordinary shares.

Volatility in our ordinary shares price may subject us to securities litigation.

The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future, but will review this policy as circumstances dictate. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2016 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•

we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•

for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•

we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•

we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•

we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We currently intend to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. If we elected to file reports as a foreign private issuer, our shareholders may not have access to certain information they may deem important.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Our status as an “emerging growth company” under the Jobs Act may make it more difficult to raise capital when required.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be more difficult for us to raise additional capital as and when we need it.  If we are unable to raise additional capital as required, our financial condition and results of operations may be materially and adversely affected.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•

our goals and strategies;

•

our future business development, financial conditions and results of operations;

•

the expected growth of the online consumer finance marketplace market in China;

•

fluctuations in interest rates;

•

our expectations as to collectability of loans facilitated through our platform;

•

our expectations regarding demand for and market acceptance of our products and services;

•

our expectations regarding our relationships with investors and borrowers;

•

competition in our industry; and

•

relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ordinary shares. In addition, the rapidly changing nature of the online consumer finance marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$    million, or approximately US$    million if the placement agent exercises its over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us, after deducting the placement fee payable by us.

We intend to use the net proceeds of this offering to expand our marketing activities to reach more potential borrowers and lenders in China, for development of our online platform and mobile app, and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to This Offering and our Ordinary Shares—You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase the price of our ordinary shares.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entities only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to obtain approval from the MOFCOM or its local counterparts, which will decide within 90 days after receiving the application. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2017:

•

on an actual basis;

•

on an as adjusted basis to reflect (i) the sale of            ordinary shares by us in this offering at the initial public offering price of US$    per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the placement agent does not exercise the over-allotment option.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2017
	Actual	As Adjusted(2)
	(in US$ thousands)
Equity:
Ordinary shares, US$1.00 par value, 50,000 shares authorized, 100 shares issued and outstanding on an actual basis and ordinary shares outstanding on an as adjusted basis(1)	100
Shares subscription receivables	(45,457)
Additional paid-in capital	8,064,405
Statutory reserves	6,189
Retained earnings (accumulated deficit)	(197,747)
Accumulated other comprehensive loss	(113,223)
Total equity	7,714,267

Total capitalization

Notes:

 DILUTION

  If you invest in our ordinary shares, you will incur immediate dilution since the public offering price per share you will pay in this offering is more than the net tangible book value per ordinary share immediately after this offering.

The net tangible book value of our ordinary shares as of March 31, 2017 was $       , or $   per share based upon      ordinary shares outstanding.  Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of ordinary shares outstanding. Tangible assets equal our total assets less goodwill and intangible assets.

The dilution in net tangible book value per share to new investors, represents the difference between the amount per share paid by purchasers of shares in this offering and the pro forma net tangible book value per share immediately after completion of this offering.  After giving effect to the sale of the         shares being sold pursuant to this offering at $     per share and after deducting underwriting discount and commission payable by us in the amount of $       , non-accountable expenses of $         payable to the placement agent and estimated offering expenses in the amount of $     , our pro forma net tangible book value would be approximately $        , or $     per share of ordinary shares. This represents an immediate increase in net tangible book value of $       per share to existing shareholders and an immediate decrease in net tangible book value of $     per share to new investors purchasing the shares in this offering.

The following table illustrates this per share dilution:

As of March 31, 2017
Public offering price per share
Net tangible book value per share as of March 31, 2017
Increase in net tangible book value per share attributable to existing shareholders
Pro forma net tangible book value per share after this offering
Dilution per share to new investors

Our adjusted pro forma net tangible book value after the offering, and the decrease to new investors in the offering, will change from the amounts shown above if the placement agent’s over-allotment option is exercised.

A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $       , and increase the value per share to new investors by approximately $       , after deducting the underwriting discount and estimated offering expenses payable by us.

The following table sets forth, on an as adjusted basis as of March 31, 2017, the difference between the number of ordinary shares purchased from us, the total cash consideration paid, and the average price per share paid by our existing shareholders and by new public investors before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, using an assumed public offering price of $  per ordinary share:

	Shares Purchased		Total Cash Consideration
	Number	Percent	Amount	Percent	Average Price Per Share
Existing shareholders		%		%
New investors from public offering		%		%
Total		100%		100%

The total consideration amount for the ordinary shares held by our existing shareholders includes total cash paid for our outstanding ordinary shares as of March 31, 2017.  If the placement agent’s over-allotment option

of            ordinary shares is exercised in full, the number of shares held by existing shareholders will be reduced to   % of the total number of ordinary shares to be outstanding after this offering; and the number of ordinary shares held by the new investors will be increased to       shares, or   %, of the total number of ordinary shares outstanding after this offering.

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	Period Ended December 31, (1)	Average (2)

2015	6.4935	6.2869
2016	6.9430	6.6404
2017 (through March 31, 2017)
January	6.8768	6.8907
February	6.8665	6.8694
March	6.8832	6.8940

(1) The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2) Annual averages are calculated from month-end rates. Monthly averages are calculated usinthe average of the daily rates during the relevant period.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•

political and economic stability;

•

an effective judicial system;

•

a favorable tax system;

•

the absence of exchange control or currency restrictions; and

•

the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•

Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Service Company located at 1180 Avenue of the Americas, Suite 210, New York, New York 10036, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, and Allbright Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•

entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Harney Westwood & Riegels has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of our company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Harney Westwood & Riegels has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Allbright Law Offices has further advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial statements for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated financial statements for the quarters ended March 31, 2017 and 2016 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

The consolidated statements of operations and comprehensive loss data and consolidated cash flow data for the three months ended March 31, 2017 and 2016 and consolidated balance sheet data as of March 31, 2017 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair statement of our financial position and operating results for the periods presented.

Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended	For the Period from November 17, 2015 (inception) to	For the Three Months Ended
	December 31, 2016	December 31, 2015	March 31, 2017	March 31, 2016
			(Unaudited)	(Unaudited)
Summary Consolidated Statement of Comprehensive Income:
Operating revenue	$ 3,097,146	$ -	$ 1,072,020	$ 340,541

Operating expense
Selling	(826,038)	(30,091)	(455,280)	(128,719)
General and administrative	(1,636,353)	(81,659)	(900,918)	(247,534)
Research and development	(417,901)	(29,943)	(83,794)	(128,757)
Total operating expenses	(2,880,292)	(141,693)	(1,439,992)	(505,010)

Other income (expense)
Other income, net	2,895	1	2,656	280

Income (loss) before income taxes	219,749	(141,692)	(365,316)	(164,189)

Provision (benefit) for income taxes	54,938	(35,423)	(89,903)	(41,047)

Net income (loss)	164,811	(106,269)	(275,413)	(123,142)

Less: Net income (loss) attributable to noncontrolling interest	3,906	-	(29,219)	-

Net income (loss) attributable to Golden Bull Limited	$ 160,905	$ (106,269)	$ (246,194)	$ (123,142)

The following table presents our summary consolidated balance sheet data as of December 31, 2016 and 2015 and March 31, 2017.

	As of December 31,		As of March 31,
	2016	2015	2017
			(Unaudited)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	$ 7,378,920	$ 674,515	$ 6,185,157
Other assets	1,723,173	205,476	2,860,617
Total assets	9,102,093	879,991	9,045,774
Total liabilities	282,293	61,238	417,236
Total shareholders’ equity	$ 8,819,800	$ 818,753	$ 8,628,538

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are an early stage online finance marketplace, or “peer-to-peer” lending company, in China. We connect individual investors with individual and small business borrowers.  Our operating entity was formed in November 2015 and we launched our marketplace in January 2016.  From November 2015 through March 2017, we facilitated loans in the aggregate principal amount of approximately RMB 540.1 million ($80.3 million).

Our technology-driven marketplace provides eligible borrowers with quick, accessible, affordable credit and provides investors with risk-adjusted returns that we believe are attractive. The average annualized return for lenders that have provided loans through our platform in 2016 was 11.64%, compared to a peer-to-peer industry average return rate of 10.45%, based on the China IRN Report.

We generate revenues primarily from transaction and management fees charged to borrowers for our services. Our revenues totaled approximately $3.1 million in 2016, the first year of our operation, and approximately $1.1 million for the first quarter of 2017. We currently conduct our business operations exclusively in China. As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

Borrowers are referred to our platform from offline sources, including primarily traditional lending institutions and referrals from existing clients. To date, a substantial amount of loans facilitated through our platform have been referred to by these institutions. We have used various social media and mobile platforms and networks to attract investors to our platform.

Our online marketplace may be accessed only by qualified borrowers. We implement a risk management process to try to minimize the risk of nonpayment to investors. Such process involves a thorough review of various credit reports prepared by third party and may also include inquiries by us of employers or associates of potential borrowers. We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of March 31, 2017, no loans facilitated through our platform had defaulted.

Currently, all loans facilitated through our platform are secured by collateral, and in many instances guaranteed by a third party. However, the amount borrowed may exceed the value of the collateral because we require that collateral be worth 70% or more of the principal of each loan. A borrower’s ability to repay us can be negatively impacted by increases in such borrower’s payment obligations to other lenders under mortgage, credit card and other loans, including student loans and home equity lines of credit. These changes can result from increases in base lending rates or structured increases in payment obligations and could reduce the ability of borrowers to meet their payment obligations. Lenders on our platform are therefore limited in their ability to collect on the loans if a borrower is unwilling or unable to repay.

In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. As a result, we had approximately $7.4 million of cash as of December 31, 2016. We intend to continue to use such funds, and the funds we expect to raise in this offering, to grow our business primarily by:

•

enhancing our marketing efforts in order to increase awareness of our marketplace among potential investors throughout China; and

•

increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

Key Factors Affecting Our Results

          We believe the key factors affecting our financial condition and results of operations include the following:

Supply and Demand for Consumer Credit in China

Our success is largely dependent on the demand for consumer credit in China and our ability to make our marketplace accessible to a large number of potential borrowers. According to the China IRN Report, the demand for consumer credit on peer-to-peer platforms in China in 2017 is approximately $3.2 trillion and is expected to grow to $4.0 trillion in the year 2018.  However, in the event that such demand decreases, or we are unable to attract borrowers to our platform and properly service their loans upon acceptable terms, we may not be successful. Furthermore, there is a substantial number of peer-to-peer lending companies in China, many of whom are more established and have greater resources than our company.

PRC Regulatory Environment

The regulatory environment for the peer-to-peer lending industry in China is evolving. Most recently, multiple PRC governmental authorities have published and promulgated various new laws and rules to further regulate the marketplace lending industry in China. See “Business - Regulations.” We have closely tracked the development and implementation of new rules and regulations likely to affect us. We will continue to ensure timely compliance with new rules, and believe that such timely compliance with these newly promulgated rules is essential to our growth. To the extent that we need to modify our operations to comply with relevant PRC laws and regulations, or implement certain compliance measures, such changes may increase our operating costs and impact our profitability.

Investment Returns

Our success is largely dependent on our ability to provide investors with opportunities to generate competitive returns on their investments through our platform. To the extent that returns that we offer investors, based on interest rates that borrowers on our platform are willing to pay, are lower that rates offered by our competitors, or are deemed riskier than loans facilitated by our competitors at comparable return rates, we may be unable to attract investors to our platform and grow our business.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and are results for the year ended December 31, 2016 and the three months ended March 31, 2017, are set forth in the table below.

	For the year ended December 31, 2016	For the three months ended March 31, 2017
Number of loans facilitated(1)	1,631	1,034
Number of referring entities (2)	19	98
Loan volume (in $ millions)(4)	54.9	25.4

(1)

Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)

Number of referring entities is defined as the total number of offline entities, such as lending companies, that referred borrowers that initiated at least one loan through our marketplace during the relevant period.

(3)

Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

Results of Operations

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily of the results that may be expected for any future period.

Revenue

Our primary sources of revenue consists of fees received for transactions through our platform and include transaction and management fees.

The Company’s operating revenues consisted of the following:

	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Operating revenues:
Transaction Fee	$ 1,561,172	$ -	$ 642,326	$ 150,352
Management Fee	2,264,241	-	841,800	245,687
Incentives	(503,238)	-	(325,596)	(26,872)
Servicing Expenses	(105,386)	-	(40,422)	(16,292)
Sales taxes	(119,643)	-	(46,088)	(12,334)
Total operating revenues	$ 3,097,146	$ -	$ 1,072,020	$ 340,541

Transaction Fee:  Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform.  These fees are recognized as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Management Fee:  Loan borrowers pay a management fee on each loan payment to compensate for maintaining borrowers’ and investors’ account portfolios.  The Company records management fees as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Incentives:  In order to incentivize investors, the Company provides incentives to marketplace investors, who commit a certain amount of money to the consumption loan program for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Company to recover such shortfall.

Servicing Expense:  Servicing expenses are paid by the Company to a third party planform provider on each deposit made by the  investors or borrowers into their respective fund accounts held at the third party platform fund accounts.  The amount of these expenses is based upon the deposit amount.   The servicing expenses are accounted for as reduction of revenue.

Sales taxes:  Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 7% of the VAT.  VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Transaction Fees

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015

Transaction Fees	$ 1,561,172	$ -
Loans	54,948,482	-
Average Transaction fee in (as a percentage of loan principal)	2.84%

Transaction fees increased $1,561,172, or 100% in 2016 from 2015. We were established on November 17, 2015 and we started our business operations in the end of January 2016. No revenue was generated in 2015.  In 2016, the average transaction fee as a percentage of the initial principal was 2.84% and the loans facilitated through our platform was $54.9 million.

Management Fee

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015

Management fees	$ 2,264,241	$ -
Loans	54,948,482	-
Average Management fee in (%)	4.1%

Management fees increased $2,264,241, or 100% in 2016 from 2015. We were established on November 17, 2015 and we began our operations in the end of January 2016. No revenue was generated in 2015.  In 2016, the average transaction fee as a percentage of the initial principal was 4.1% and the loans facilitated through our platform was $54.9 million.

Cash incentive

Cash incentive increased $503,328 or 100% in 2016 from 2015. We were established on November 17, 2015 and we began our operations in the end of January 2016.

Servicing Expenses

Investment/Loan repayment service fees increased $105,386 or 100% in 2016 from 2015. We were established on November 17, 2015 and we began our operations in the end of January 2016.

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the Year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	Change	Change (%)

Selling	$ 826,038	30,091	$ 795,947	2,645%
General and administrative	1,636,353	81,659	1,554,694	1,904%
Research and development	417,901	29,943	387,958	1,296%
Total operating revenues	$ 2,880,292	141,693	$ 2,738,599	1,933%

Selling expenses

Selling expenses consist primarily of various marketing expenses, including those related to borrower and investor acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our selling expenses was $826,038 and $30,091 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $795,947 or 2,645%. We were established on November 17, 2015 and we began our operations in the end of January 2016.

This increase was primarily due to expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more qualified investors from our prepaid marketing expenses. We expect that our overall sales and marketing expenses will continue to increase, and our brand promotion expenses will also increase, in the foreseeable future as our business further grows.

General and administrative expenses

General and administrative expenses consists primarily of salaries and benefits expense for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our general and administrative expenses were $1,636,353 and $81,659 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $1,554,694 or 1,904%. We were established on November 17, 2015 and we began our operations in the end of January 2016. This increase was primarily due to higher expenses resulting from the expansion of our business operations, including but not limited to, increased salaries, consulting expenses and office space rent. We expect our general and administrative expenses to continue to increase in the foreseeable future, as our business further grows and as we become a public company upon the completion of this offering.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses was $417,901 and $29,943 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, respectively, an increase of $387,958 or 1,296%.  We were established on November 17, 2015 and we began our operations in January 2016. The increase was primarily driven by investment in our platform.

Provision for Income Taxes

Provision for income taxes for the year ended December 31, 2016 increased by $90,361 to $54,938, compared to $35,423 of tax benefit generated for the period from November 17, 2015 (inception) to December 31, 2015.  We incurred an operating loss of $141,692 for the period from November 17, 2015 (inception) to December 31, 2015, the loss can be carried forward to offset taxable income for the next five years. We recorded non-current deferred tax assets of $35,082 as of December 31, 2015. For the year ended December 31, 2016, the Company generated an operating income of $219,749. 100% of the tax benefit from 2015 was recognized as of December 31, 2016.

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits for the year ended December 31, 2016 and is expected to continue generate profits for future periods.

Net Income (Loss)

Net income for the year ended December 31, 2016 was $164,811 as compared to net loss of $106,269 for the period from November 17, 2015 (inception) to December 31, 2015.  There was no revenue generated for the period from November 17, 2015 (inception) to December 31, 2015 as the Company began its operations in January 2016.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of WFOE and our VIEs).

Foreign currency translation adjustment loss increased to $208,333 for the year ended December 31, 2016 from $11,578 for the period from November 17, 2015 (inception) to December 31, 2015.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Transaction Fees

	For the three months ended March 31, 2017	For the three months ended March 31, 2016	Change	Change (%)

Transaction Fee	$ 642,326	$ 150,352	$ 491,974	327%
Loans	25,430,079	6,016,615	19,413,464	323%
Average Transaction fee in (%)	2.5%	2.5%	-	-

Transaction fees increased $491,974, or 327%, from $150,352 for the three months ended March 31, 2016 to $642,326 for the three months ended March 31, 2017. The increase was primarily due to an increase in loans facilitated through our platform of $19.4 million, or 323%, from $6.0 million for the three months ended March 31, 2016 to $25.4 million for the three month ended March 31, 2017. The average transaction fee as a percentage of the initial principal of the loan was 2.5% for both the three months ended March 31, 2017 and 2016.

Management Fee

	For the three months ended March 31, 2017	For the three months ended March 31, 2016	Change	Change (%)

Management fees	$ 841,800	$ 245,678	$ 596,122	242%
Loans	25,430,079	6,016,615	19,413,464	323%
Average management fee in (as a percentage of loan principal)	3.3%	4.1%	(0.8%)	(19.5%)

Management fees increased $596,122, or 242%, from $245,678 for the three months ended March 31, 2016 to $841,800 for the three months ended March 31, 2017. The increase was primarily due to an increase in loans facilitated through our platform increased $19.4 million, or 323%, from $6.1 million for the three months ended March 31, 2016 to $25.4 million for the three month ended March 31, 2017. The increase was reduced by the lower average transaction fee as a percentage of the initial principal balance of the loan 3.3% for the three months ended March 31, 2017 compared to 4.1% for the three months ended March 31, 2016. The Company lowered its management fee rate during the three months ended March 31, 2017 as compared to the same period in 2016 to attract more borrowers.

Cash incentive

Cash inventive increased $298,724, or 1,112%, from $26,872 for the three months ended March 31, 2016 to $325,596 for the three months ended March 31, 2017. The increase was primarily due to an increase in loans facilitated during the three months ended March 31, 2017.

Servicing Expenses

Servicing expenses increased $24,130 or 148%, from $16,292 for the three months ended March 31, 2016 to $40,422 for the three months ended March 31, 2017. The increase was primarily due to, increase in deposit, made by the investors or borrowers to the custodian.

Operating Expenses

Our operating expenses consist of selling, research and development and general and administrative expenses.

	For the three months ended March 31, 2017	For the three months ended March 31, 2016	Change	Change (%)

Selling	$ 455,280	$ 128,719	$ 326,561	254%
General and administrative	900,918	247,534	653,384	264%
Research and development	83,794	128,757	(44,963)	(35%)
Total operating revenues	$ 1,439,992	$ 505,010	$ 934,982	185%

Selling expenses

Selling expenses consist primarily of various marketing expenses, including those related to borrower and investor acquisition and retention, general brand and awareness building and salaries and benefits expense related to our sales and marketing team.

Our selling expenses were $455,280 and $128,719 for the three months ended March 31, 2017 and 2016, respectively, an increase of $326,561 or 254%. The increase was primarily due to approximately $187,000 increase in market expenses in connection with implementation of our marketing strategy aiming at promoting brand recognition and attracting more qualified investors from our prepaid marketing expenses and approximately $140,000 increase in other marketing expenses such as advertisement and salary.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits expense for our accounting and finance, business development, legal, human resources and other personnel, and outside professional services fees and facilities expenses.

Our general and administrative expenses were $900,918 and $247,534 for the three months ended March 31, 2017 and 2016, respectively, an increase of $653,384 or 254%. The increase was primarily due to approximately $452,000 increase in legal, audit, and advisory fees associated with IPO process. The increase is also due in part to an approximately $201,000 increase in facilities expenses and other cost such as travel and recruiting.

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits expenses for engineering and product management teams, and outside contractors who work on the development and maintenance of our platform.

Our research and development expenses were $83,794 and $128,757 for the three months ended March 31, 2017 and 2016, respectively, a decrease of $44,963 or 35%. The decrease was primarily due to a decrease in the amount of investment in our platform and product development.

Provision for Income Taxes

For the three months ended March 31, 2017, the Company incurred an operating loss and recorded non-current deferred tax assets on net operating losses of $98,737.

Net Income (Loss)

Net loss for the three months ended March 31, 2017 was $275,413 as compared to net loss of $123,142 for the same period last year.

Foreign Currency Translation Adjustment

Changes in foreign currency translation adjustment are mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of Golden Bull WFOE and our VIEs).

Foreign currency translation adjustment increased to $66,298 for the three months ended March 31, 2017 from $10,293 for the same period last year.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and proceeds from private placements.

We incurred losses from operations of $141,693 for the period from November 17, 2015 (inception) to December 31, 2015 and generated an income of $216,854 from operations for the year ended December 31, 2016. We incurred losses from operations of $367,972 in the three months ended March 31, 2017. In 2015 and 2016, we raised an aggregate of approximately $8.0 million through four private placements in China. As a result, we had approximately $7.4 million of cash as of December 31, 2016. We intend to continue to use such funds, and the funds we expect to raise in this offering, to grow our business primarily by:

•

enhancing our marketing efforts in order to increase awareness of our marketplace among potential investors throughout China; and

•

increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

As of March 31, 2017, we had cash and cash equivalents approximately $6.2 million.  We believe that our current working capital is sufficient to support our operations for the next twelve months.

All of our revenue is denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Risk Factors—Risks Relating to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.”

Cash Flows

As of March 31, 2017, we had cash and cash equivalent approximately $6.2 million as compared to $7.4 million as of December 31, 2016. The table below sets forth a summary of our cash flows for the periods indicated:

	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	For the three months ended March 31, 2017	For the three months ended March 31, 2016

Net cash used in operating activities	$ (1,092,322)	$ (230,354)	$ (1,258,487)	$ (405,879)
Net cash (used in) provided by investing activities	$ (108,757)	$ (21,552)	$ 8,039	$ (71,508)
Net cash provided by financing activities	$ 8,044,569	$ 936,600	$ -	$ 613,800

Operating Activities

Net cash used in operating activities was approximately $1.1 million for the year ended December 31, 2016, which was attributable primarily to an approximately $1.5 million increase in prepaid for advertisement and was offset by unpaid expense of $0.3 million other payables and accrued liabilities and taxes payable.

Net cash used in operating activities for the period from November 17, 2015 (inception) to December 31, 2015 was approximately $0.2 million, attributable primarily to a net loss of approximately $0.1 million and $0.1 million paid for prepaid rent and security deposits.

Net cash used in operating activities was approximately $1.3 million for the three months ended March 31, 2017, which was attributable primarily to a net loss of approximately $0.3 million, an approximately $0.6 million increase in advances to an employee for business purpose and 0.4 million paid for prepaid advertisement and marketing promotion.

Net cash used in operating activities was approximately $0.4 million for the three months ended March 31, 2016, which was attributable primarily to a net loss of approximately $0.1 million and an approximate $0.2 million paid for prepaid advertisement and marketing promotion.

Investing Activities

Net cash used in investing activities was approximately $0.1 million for the year ended December 31, 2016, which was attributable primarily to the additional office equipment and furniture and leasehold improvements.

Net cash used in investing activities was approximately $22,000 for the year ended December 31, 2015, which was attributable primarily to purchase of office equipment and furniture and leasehold improvements.

Net cash provided by investing activities was approximately $8,000 for the three months ended March 31, 2016, representing additional purchase of office equipment.

Net cash used in investing activities was approximately $0.07 million for the three months ended March 31, 2016, which was attributable primarily to the additional office equipment and furniture and leasehold improvements.

Financing Activities

 Net cash provided by financing activities was approximately $8.0 million in the year ended December 31, 2016, which was attributable to proceeds from private placements of our operating entity’s securities, and approximately $0.9 million during the period from November 17, 2015 (inception) to December 31, 2015, which was attributable to additional capital contributions from our founders.

Net cash provided by financing activities was approximately $0.6 million in the three months ended March 31, 2016, which was attributable to additional capital contribution from our founders.

Contractual Obligations

 Our contractual obligations as of March 31, 2017 consisted of approximately $257,000 of lease commitment due within one year. We lease our office premises under a non-cancelable operating lease with an expiration date in January 2018.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIEs. All intercompany transactions and balances between the Company, its subsidiaries and the VIE are eliminated upon consolidation.

Since Golden Bull, its subsidiaries and the VIEs are under common control, the consolidation of Dianniu has been accounted for as a reorganization of entities under common control at carrying value and prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements and the consolidation of Baoxun has been consolidated from February 22, 2017, the date of which Baoxun becomes under common control.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company considers the carrying amount of cash and cash equivalents, other receivables, prepaid expenses, accounts payable, other payables and accrued liabilities, deferred rent liabilities and taxes payable to approximate their fair values because of their short term nature.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Transaction Fee:  Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform.  These fees are recognized as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Management Fee:  Loan borrowers pay a management fee on each loan payment to compensate the Company for maintaining borrowers’ and investors’ account portfolios.  The Company records management fees as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Licensing Fee:  Agents pay the Company a licensing fee to post its connected potential borrowers’ credential information in the Company’s platform during the licensing period.  The Company recognizes the licensing fee ratably over the term of the licensing period.  The amount of these fees paid and yet to recognized as licensing fee revenues are recorded as deferred revenues in the accompanying consolidated balance sheets.

Incentives:  In order to incentivize investors, the Company provides incentives to marketplace investors, who commit a certain amount of money for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Company to recover such shortfall.

Servicing Expense:  Servicing expenses are paid by the Company to a third party planform provider on each deposit made by the  investors or borrowers into their respective fund accounts held at the third party platform fund accounts.  The amount of these fees is based upon the deposit amount.   The servicing expense are accounted for as reduction of revenue.

Sales taxes:  Transaction fee and management fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 7% of the VAT.  VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.  PRC tax returns filed in 2016 are subject to examination by any applicable tax authorities.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the selling prices of our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate we are subject to in connection with our short term bank loans, on the one hand, which can vary but not more than 110% of the People’s Bank of China benchmark interest rate, and the interest rates we impose on our borrowers or that our deposited cash can earn, on the other hand. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Recently issued accounting pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. The ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. The ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The objective is to clarify the two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for these areas. The ASU affects the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for this ASU are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by ASU 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of ASU 2014-09 by one year. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.  The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition.  The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.  Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control.  The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity.  The amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business.  The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation.  The amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. This ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

BUSINESS

Overview

We are an early stage online finance marketplace, or “peer-to-peer” lending company, in China. We connect individual investors with individual and small business borrowers.  Our operating entity was formed in November 2015 and we launched our marketplace in January 2016.  From November 2015 through March 2017, we facilitated loans in the aggregate principal amount of approximately RMB 540.1 million ($80.3 million).

Our technology-driven marketplace provides eligible borrowers with quick, accessible, affordable credit and provides investors with risk-adjusted returns that we believe are attractive. As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace. The average annualized return for lenders that have provided loans through our platform in 2016 was 11.64%, compared to a peer-to-peer industry average return rate of 10.45%, based on China IRN Report.

We generate revenues primarily from transaction and management fees charged to borrowers for our services. Our revenues totaled approximately $3.1 million in 2016, the first year of our operation, and approximately $1.1 million for the first quarter of 2017. We currently conduct our business operations exclusively in China. As an intermediary, we do not use our own capital to invest in loans facilitated through our marketplace.

Borrowers are referred to our platform from offline sources, including primarily traditional lending institutions and referrals from existing clients. To date, a substantial amount of loans facilitated through our platform have been referred to by these institutions. We have used various social media and mobile platforms and networks to attract investors to our platform. Currently, lenders through our platform consist of individuals of varying levels of net worth. We conduct a limited background check of individuals that lend money through our platform.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems, such as China PnR, a reputable custodian for lending platforms.  We have arrangements with China PnR pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of China PnR.  Based on information provided by such system, we calculate default rates of loans facilitated through our platform.

We implement a risk management process to try to minimize the risk of nonpayment to investors. Such process involves a thorough review of various credit reports prepared by third party and may also include inquiries by us of employers or associates of potential borrowers. Our online marketplace may be accessed only by qualified borrowers. We currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders, and in many instances third-party institutions provide a guarantee to lenders as additional security. Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of March 31, 2017, no loans facilitated through our platform had defaulted.

Our Strategy

In 2015 and 2016, we raised an aggregate of approximately $8.0 million through 4 private placements in China. As a result, we had approximately $7.4 million of cash as of December 31, 2016. We intend to continue to use such funds, and the funds we expect to raise in this offering, to grow our business primarily by:

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enhancing our marketing efforts in order to increase awareness of our marketplace among potential investors throughout China; and

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increasing our efforts to expand our borrower base by utilizing social networks and e-commerce platforms.

Our Platform

We are a fast growing online consumer finance marketplace in China connecting investors and individual borrowers and small businesses. We believe that our marketplace embraces the significant opportunities presented by a financial system that leaves many creditworthy individuals underserved or even unserved. Through our technology-driven platform, allows us to efficiently match borrowers with investors. As an alternative means to obtain credits outside side of China’s traditional banking system, we provide borrowers with fast and convenient access to consumer credit at competitive rates, while we offer investors easy and quick access to an alternative asset class with attractive returns.

Benefits to Borrowers

As a growing online finance marketplace, we provide the following benefits to borrowers:

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Access to consumer credit. Borrowers are significantly underserved by the current consumer finance system in China, which provides insufficient access to funds or, in some cases, no access at all. We provide prime borrowers with access to consumer credit on terms that are adjusted to borrowers’ risk profiles and in amounts which are suitable to finance certain large consumption expenditures, such as those for home renovations, vehicle purchases, traveling and continuing education. Our pricing grades are designed to allow us to further segment our target prime borrower group to offer customized loans.

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Quick and convenient access. We provide borrowers with an online loan application and management platform that can be accessed anytime, anywhere through our website and mobile applications. We also provide borrowers with access to live support and easy-to-use online tools throughout the application process and for the lifetime of the loan.

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Fast credit approval. We leverage technology to quickly assess risk and determine creditworthiness. We provide borrowers with faster credit decisions compared to traditional sources of consumer credit in China, which may take weeks to provide a decision.  Generally, we make credit decisions within two to three days after a borrower’s initial application is submitted. Once we approve a borrower and post such borrower’s loan on our platform, it generally takes one to two days for investors to fully subscribe for such loan.

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Transparent marketplace. We offer borrowers a transparent end-to-end process with foreseeable turnaround times and clear documentation requirements. All of the loans facilitated through our marketplace feature fixed interest rates, which together with service fees and late payment penalties, are clearly disclosed to borrowers during the application process. However, we do not engage in collection efforts directly or enforce payments. Instead, as disclosed on our website, we rely on our custodian, ChinaPnR, to process all payments between lenders and borrowers.

Benefits to Investors

We provide the following benefits to investors:

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Access to a new asset class. We provide investors with access to an investment opportunity that is outside the traditional and limited investment channels available to investors in China. We offer investors the ability to invest on our marketplace with investment thresholds as low as RMB100 (approximately $15) and as high as RMB 200,000 (approximately $29,500), permitting diversification across multiple loans. In 2016, the average loan investment sizes through our marketplace were RMB 100,000 (approximately $14,751).

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Attractive returns. We offer investors attractive returns, which currently range from 6% to 13% on an annualized basis after fees.  Our focus on borrowers with assets that can be used as collateral and our credit screening capabilities help to improve the reliability of returns obtained through our marketplace.

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Easy and quick access. We offer investors 24/7 access to all available services through our website and mobile applications. We provide investors with online tools that automatically invest a specified amount of funds committed by the investor according to investor-specified criteria, including desired rate of return and tenure.

Our Services

Through online marketplace, we connect borrowers and lenders with respect to short-term loans. Currently, the terms of loans are 30 days, 60 days and 90 days. The interest rates in 2016 ranged between 6% and 13%, with the specific rate charged dependent upon our risk assessment of a borrower. The average interest rate in 2016 was 8%, which we believe is comparable to bank loan interest rates in China.  We believe that these loans are simple and quality credit products that make it easy for borrowers to budget their repayment obligations and meet their financial needs. Currently, all of our loan products are secured by automobiles and feature up-front transaction fees and fixed management fees.

We take a number of measures to try to provide security to investors. For example, we install tracking devices in the automobiles that are secured by the loans that we facilitate. In addition, in many instances, we partner with third parties in approximately 20 cities that provide garage space, and require the borrower to maintain the secured automobile in one of these garages during the term of the loan. Furthermore, in many instances third-party institutions provide a guarantee to lenders as additional security. Previously, we experimented with loans secured by real estate, but no longer provide such option to borrowers. As a result of our risk management process, as of March 31, 2017, no loans facilitated through our platform had defaulted.

Although we facilitate loans by connecting borrowers and lenders, preparing all necessary paperwork related to borrowers’ applications and assisting with securing collateral, we do not take control of funds that pass between lenders and borrowers that we connect. Instead, payments are made through third party payment systems, such as China PnR, a reputable custodian for lending platforms. We have arrangements with China PnR pursuant to which our fees are paid by the custodian directly. After each loan transaction is funded through our marketplace, we have access to the account management system of China PnR. Based on information provided by such system, we calculate default rates of loans facilitated through our platform, if applicable.

Our Platform and the Transaction Process

We believe that our platform enables a fast loan application process, a credit assessment that more accurately determines an applicant’s creditworthiness and a superior overall user experience. Our platform touches each point of our relationship with our borrowers and investors, from the application process through the funding and servicing of loans.

We provide a streamlined application process. To borrowers and investors alike, the process is designed to be simple, seamless and efficient platform and our sophisticated and proprietary technology to make it possible. We work diligently to try to complete the application process, including a thorough credit assessment and all necessary paperwork, within two to three days.

To ensure the quality of our service, we have an in-house R&D team consisting of 12 employees dedicated to the development of technologies related to our online platform and mobile applications.  We also engage third party service providers on a regular basis for platform and related hardware maintenance and updating.

Stage 1: Application

As part of the application process, the prospective borrower is asked to provide various personal details. The specific personal details required will depend upon the borrower’s desired loan product, but typically include PRC identity card information, employer information, bank account information, proof of income and proof of employment.  We also collect information related to collateral.  For vehicles, the information we collect include registration, insurance policy, mileage information and valuation on certain credible automobile websites in the PRC.

Stage 2: Verification

Upon submission of a completed application by borrowers, our credit models are populated with all information contained in the submitted loan application. Additional data from a number of internal and external sources is then matched with the application, including credit reporting platforms of People’s Bank of China and third party credit systems such as Alibaba’s Sesame Credit system.  The data is then aggregated and used to verify an applicant’s identity, for possible fraud detection and for assessment and determination of creditworthiness.

Stage 3: Credit Assessment and Decision-Making

Following initial qualification, we commence a credit review utilizing information provided by the borrower that drives the decision whether to extend credit.

Stage 4: Approval, Listing and Funding

Once the loan application is approved, we make a loan agreement available online for the prospective borrower’s review and approval. This loan agreement is between the borrower and the investors who fund the borrower’s loan. Upon acceptance of the loan agreement, the loan is then listed on our marketplace for investors to view. Once a loan is listed on our marketplace, investors may then subscribe to the loan using either our automated or self-directed investing tools. Before a loan is disbursed to the borrower, it must be fully subscribed to by investors. This liquidity management system is designed to ensure the fast and effective matching of borrowers’ loan applications and investors’ investment demand through the use of a detailed demand forecasting model and real time monitoring. Once a loan is fully subscribed, funds are then drawn from a custody account and disbursed to the borrower. We do not directly receive any funds from investors in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by ChinaPnR, a reputable third party service provider.

Competition

The online consumer finance marketplace industry in China is intensely competitive and we compete with other consumer finance marketplaces. According to the China IRN Report, as of December 2016, there were approximately 2,448 online consumer finance marketplaces. In light of the low barriers to entry in the online consumer finance industry, we expect more players to enter this market and increase the level of competition. We anticipate that more established internet, technology and financial services companies that possess large, existing user bases, substantial financial resources and established distribution channels may enter the market in the future.

We also compete with other financial products and companies that attract borrowers, lenders or both. With respect to borrowers, we compete with other consumer finance marketplaces and traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies. With respect to lenders, we primarily compete with other investment products and asset classes, such as equities, bonds, investment trust products, bank savings accounts and real estate.

Employees

As of June 2017, we had a total of 102 employees. We had a total of 53 and 20 employees as of December 31, 2016 and 2015, respectively. The following table sets forth the breakdown of our employees as of June 2017 by function:

	Number of
	Employees	% of Total
Function
Technology and Development	12	11.80%
Risk Management	22	21.60%
Operations, Sales and Marketing	48	47.10%
Product Development	4	3.90%
General and Administrative	16	15.60%

Total	102	100.00%

As of June 2017, 89 of our employees were based in Shanghai, where our principal executive offices are located, and the remaining employees are located in garages outside of Shanghai for the purpose of administering the automobiles used as collateral for the loans we facilitate.

We added 49 employees in 2017, mostly in our sales and marketing department. These employees are paid a base salary and commissions. Accordingly, these new hires will increase our expenses in 2017 as compared to 2016.

As required by PRC regulations, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have not made adequate employee benefit payments, and may be required to make up the contributions for these plans as well as to pay late fees and fines. See “Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

We enter into standard labor and confidentiality agreements with our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.

Facilities

Our principal executive office is located on leased premise comprising 1,000 square meters in Shanghai, China. We lease our premise from an unrelated third party under an operating lease. The lease for our principal executive offices is effective until January 2018 and we expect to be able to renew such lease. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

Intellectual Property

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights. We have made application for two trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce of PRC. We have been granted three copyrights by the PRC Copyright Bureau for software essential to our service platform and related mobile applications.  Our intellectual property also includes domain names 98banks.com and dianniu98.com.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Moreover, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

See “Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” and “—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Insurance

We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be sufficient for our business operations in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As an online consumer finance marketplace connecting investors with individual borrowers, we are regulated by various government authorities, including, among others:

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the Ministry of Industry and Information Technology, or the MIIT, regulating the telecommunications and telecommunications-related activities, including, but not limited to, the internet information services and other value-added telecommunication services;

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the People’s Bank of China, or the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting the administration of the financing;

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China Banking Regulatory Commission, or the CBRC, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

 The relevant regulations promulgated by such government authorities are described below.

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing prior approval requirements, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance by the MOFCOM before being established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on the security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Risk Factors—Risks related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOFCOM and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary is mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiary has obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including Internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category through our consolidated variable interest entities.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. The Guidance Catalog of Industries for Foreign Investment amended in 2015 allows a foreign investor to own more than 50% of the total equity interest in an E-Commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

Regulations Relating to Peer-to-Peer Lending Business

The PRC government has not promulgated any particular rules, laws or regulations to specially regulate the online peer-to-peer, or peer-to-peer, lending services industry. However, there are certain rules, laws and regulations relevant or applicable to the online peer-to-peer lending services industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court.

As a type of contract, the loan agreements in the peer-to-peer lending business must meet the requirements of the PRC Contract Law as well as the relevant Supreme People’s Court’s guidance regarding contract formation, validity, performance, enforcement and assignment of contracts. In addition, under the PRC Contract Law and the guidance issued by the Supreme People’s Court in August 2015 on Certain Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretation, a contractual interest rate of above 36% per annum will not be enforceable while the enforceability of interest rates between 24% to 36% depends on the facts of the case.

According to Private Lending Judicial Interpretation, when the lender and borrower formed their lending relationship via an online lending platform, but the online lending platform only provides intermediary service, the People’s Court shall dismiss the lender’s claim if it alleges such platform to assume guarantee responsibilities. The People’s Court, however, shall support the lender’s claim if the provider of the online lending platform makes express indication via webpages, advertisement or other media, or other evidence indicated that it has provided guarantee for the lending, in case that the lender alleges such platform to assume guarantee responsibilities.

A contract for intermediary services under PRC Contract Law is one where the intermediary reports to the client on contract opportunities or supplies intermediary services relating to the entering into of contracts, and the client pays remuneration to the intermediary. The intermediary shall provide the client with a strictly truthful account of all matters relating to the entering into of any contract. Where the intermediary deliberately conceals important matters relating to the entering into of contracts or supplies false information of the facts surrendering the entering into of such contracts, the intermediary is not allowed to claim remuneration and shall also indemnify the client.

In a press conference on April 21, 2014, a senior officer of the CBRC emphasized that a peer-to-peer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, provide any guarantee, or illegally raise any funds from the general public. Furthermore, on a public forum held on September 27, 2014, another senior officer of the CBRC mentioned several requirements that the CBRC is contemplating for future regulations of the peer-to-peer lending service industry, which include, among others, that (i) a peer-to-peer lending service provider is neither a credit intermediary bearing credit risk nor a transaction platform, but an information intermediary between lenders and borrowers; (ii) a peer-to-peer lending service provider should not hold investors’ funds or set up any capital pool; (iii) a peer-to-peer lending service provider must not provide guarantees for lenders in relation to the principal or interests, or bear any system risk or liquidity risk; (iv) the borrowers and lenders using the peer-to-peer lending service providers are required to register their real identity information; (v) a peer-to-peer lending service provider must meet some qualification requirements, such as those with respect to the registered capital, management and corporate governance; (vi) the transfer of funds between borrowers and lenders must be handled by independent third-party payment companies; (vii) peer-to-peer lending service providers must improve information disclosure; (viii) the loans and investments made through the platform should be “micro-financing” that targets individuals and small enterprises; (ix) a peer-to-peer lending service provider should not unreasonably target high-interest financing projects; and (x) a peer-to-peer lending service provider should promote the promulgation and implementation of the rules for peer-to-peer lending service industry, and strengthen the function of self-regulations.

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines provide that a peer-to-peer lending service provider shall function as a platform and provide the investors and the borrowers with information exchange, deal making, credit rating and other intermediary services. A peer-to-peer lending service provider shall clarify the nature of information intermediary, provide the direct loans between the investors and borrowers primarily with information services, and must not provide credit enhancement services and engage in illegal fundraising.

The Guidelines require a peer-to-peer lending service provider to choose qualified banking financial institutions as the fund deposit institutions for supervision and administration of customer funds to ensure that the customers’ funds and the service provider’s own funds are managed in separate custody accounts.

According to the Guidelines, a peer-to-peer lending service provider shall make full information disclosure to the customers, and disclose the information concerning its operating activities and financial standing of the borrower to the investors in a timely manner so that the investors can develop a full understanding of the operating status of the borrower and the peer-to-peer lending service provider can operate steadily and control the risks.

Under the Guidelines, a peer-to-peer lending service provider shall truly increase the technical security level, keep the customers’ data and transaction information safe and shall not sell or disclose the customers’ personal information in violation of the laws and take effective measures to recognize the identity of customers, monitor and report suspicious transactions proactively, and keep the customers’ data and transaction records safe.

The Guidelines only set out the basic principles for promoting and administering the online peer-to-peer lending services industry, and additional detailed rules and regulations will be adopted by the relevant regulatory bodies to implement and enforce those principles. How the requirements in the Guidelines will be interpreted and implemented remains uncertain.

On August 17, 2016, CBRC, MIIT, the Ministry of Public Security and the State Internet Information Office issued Provisional Measures for Administration of Business Activities of Internet Lending Information Intermediaries (“P2P Measures”), pursuant to which Internet lending information intermediaries shall provide information services to lenders and borrowers under the principles of integrity, voluntariness and fairness according to the law, and protect their legitimate rights and interests, and shall not provide value-added services, or directly or indirectly raise funds, absorb public deposits or jeopardize national or social public interests. P2P Measures provide that none of internet lending information intermediary may engage in or be entrusted to engage in any of the following activities: (1) financing for its own projects, or doing so in a disguised form; (2) accepting or collecting lenders’ funds, directly or indirectly; (3) offering guarantees to lenders or promise guaranteed returns, directly or disguisedly; (4) promoting, or entrusting or authorizing any third party to promote financing projects at any physical location other than electronic channels like internet, fixed phones and mobile phones; (5) granting loans, unless otherwise provided by laws and regulations; (6) dividing the term of financing projects; (7) selling its own wealth management products and other financial products to raise fund, or sell banks’ wealth management products, brokers’ assets management products, funds, insurance or trust products, or other financial products on behalf of others; (8) providing asset securitization services or transfer creditor’s rights in form of packaged assets, securitized assets, trust assets or fund shares; (9) mixing, bundling or selling as an agent in any form the investment, sales agent and brokerage services of other institutions unless permitted by laws and regulations, and regulatory rules on internet lending; (10) fabricating a financing project, exaggerate the earnings prospects of a financing project, conceal its flaws and risks, falsely advertise or promote a project with ambiguity in language or other deceptive means, make up or spread false information or incomplete information to damage the commercial reputation of others, misleading lenders or borrowers; (11) providing information intermediation services for high-risk financing projects in which loans are used in stock investments, OTC margin financing, futures contracts, structured products and other derivatives; (12) providing equity crowdfunding services; and (13) other activities prohibited by laws and regulations, and regulatory rules on internet lending. Internet lending shall be dominated by small loans. P2P Measures also stipulate that an internet lending information intermediary shall, based on its risk management capability, set upper limits of loan balance of a single borrower borrowed from a single internet lending information intermediary and from all internet lending information intermediaries to avoid credit concentration risk. The loan balance upper limit for a natural person shall be not more than RMB 200,000 borrowed from a single internet lending information intermediary platform and not more than RMB 1 million in total maximum from all platforms. The maximum loan balance for a legal person or other organizations shall be not more than RMB 1 million borrowed from a single internet lending information intermediary platform and not more than RMB 5 million in total from all platforms. The P2P Measures will likely go effective in August 2017, after which borrowers may not borrow more than RMB 200,000 on a peer-to-peer lending platform.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations and guidance in the area of peer-to-peer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating peer-to-peer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. See “Risk Factors—Risks Related to Our Business—The laws and regulations governing the peer-to-peer lending industry in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreement between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online peer-to-peer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online peer-to-peer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online peer-to-peer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the peer-to-peer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates below 24% per annum are valid and enforceable. As to loans with interest rates per annum between 24% and 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the interest payment. If the annual interest rate of a private loan is higher than 36%, the excess will not be enforced by the courts. All the loan transactions facilitated over our marketplace are between individuals currently. The APRs for the term loans on our marketplace currently range from 6% to 13%, which comprises a fixed interest rate and a transaction fee rate we charge borrowers for our services. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We operate a secondary loan market on our platform where investors can transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting investors with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise the unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets at the general public as opposed to specific individuals. An illegal fund-raising activity will be fined or prosecuted in the event that it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$157,342), (ii) with over 150 fund-raising targets involved, or (iii) with the direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$78,671), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, constitute an accomplice of the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceeding concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and investors and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from investors in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by ChinaPnR, a reputable third party service provider.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online peer-to-peer lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

In cooperation with our partnering custody banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the anti-money laundering requirements in the Guidelines will be interpreted and implemented, and whether online peer-to-peer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations. We cannot assure you that our existing anti-money laundering policies and procedures will be deemed to be in full compliance with any anti-money laundering laws and regulations that may become applicable to us in the future.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In addition, the Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require internet finance service providers, including peer-to-peer lending platforms, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Guidelines jointly released by ten PRC regulatory agencies in July 2015 also prohibit internet finance service providers, including online peer-to-peer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information, shall be subject to criminal penalty in severe situation.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors, and also need to share the information with our business partners such as third-party online payment companies and loan collection service providers for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information, and have also established information security systems to protect the user information and privacy. However, as the implementing rules of the Guidelines have not been published, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this prospectus, we have made application for two trademarks, all of which are pending with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, our PRC subsidiary is not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. We are aware that our PRC resident beneficial owners subject to these registration requirements. Mr. Erxin Zeng and Mr. Xiaohui Liu have all fulfilled the registration under relevant SAFE regulations.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Management—Share Incentive Plan.” After this offering, we plan to advise the recipients of awards under our 2015 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that they can successfully register with SAFE in full compliance with the Stock Option Rules. Any failure to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations on Dividend Distribution

Under our current corporate structure, we may rely on dividend payments from WFOE, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Overseas Listings

Six PRC regulatory agencies, including the MOFCOM, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective in September 2006. The M&A Rules, among other things, require offshore SPVs formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the MOFCOM prior to publicly listing their securities on an overseas stock exchange.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. The M&A Rules requires a foreign investor to obtain the approval from the MOFCOM or its local counterpart only upon (i) its acquisition of a domestic enterprise’s equity interest; (ii) its subscription of the increased capital of a domestic enterprise; or (iii) establishes and operates a foreign-invested enterprise with assets acquired from a domestic enterprise and such transactions raise “national defense and security” concerns or through such transactions foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain such approval.”

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Dianniu has been participating in employee benefit plans required by PRC laws and regulations and has made adequate contribution to such plans as of the date of this prospectus.  If we fail to make adequate contributions to various employee benefit plans in the future, we may be subject to fines and other administrative sanctions under PRC law.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Erxin Zeng	41	Chief Executive Officer, Chairman of the Board
Xinxuan Hu	31	Chief Financial Officer
Xiaohui Liu	35	Director
Yanjun Cui	35	Independent Director
Wei Liang	50	Independent Director
Hui Shen	31	Independent Director

Biography

Erxin Zeng

Mr. Erxin Zeng founded our company and has been serving as our chairman and Chief Executive Officer since our inception.  He has over 12 years of industry and managerial experience in Internet financing, risk management, assets management and lending platform development management. Prior to founding Dianniu in November 2015, Mr. Zeng served as Chief Executive Officer of Shanghai Shangyinledian Internet Financing Information Co. Ltd., an online wealth management company, from December 2013 to November 2015. In such capacity, he managed the company’s Internet lending platform maintenance and development, brand promotion and risk management system. Prior to that, Mr. Zeng served as Chief Executive Officer and Chairman of the Board at Shanghai Daxia Internet Financial Information Co. Ltd. from December 2010 to December 2013 where he managed the company’s daily operation.  From December 2006 to December 2010, Mr. Zeng served as Chairman of Zhejiang Guantao Finance Management Co., Ltd where he managed the firm’s daily operations and established its risk management, internal control, assets safety and assets management systems.  Mr. Zeng holds a Bachelor’s degree in finance from Central University of Finance and Economics in Beijing, China.

Xinxuan Hu

Mr. Xinxuan Hu has been serving as our Chief Financial Officer since our inception. He joined Dianniu in March 2016 and has been managing Dianniu’s accounting and finance since then.  Prior to joining Dianniu, Mr. Hu served as finance manager of Shanghai Dangdian Investment Co. Ltd. from December 2014 to February 2016 where he managed all aspects of the company’s finance and accounting.  From July 2011 to December 2012, Mr. Hu served as accounting manager at the Shanghai Branch of DBS Bank Limited (SGX：D05) where he managed key aspects of the bank’s accounting such as monthly budget and bookkeeping. Prior to that, Mr. Hu was an accounting analyst at Philips (China) Investment Co., Ltd. from February 2007 to June 2011.  Mr. Hu holds a Bachelor’s degree in finance from Shanghai Second Polytechnic University in Shanghai, China.

Xiaohui Liu

Mr. Xiaohui Liu has been serving as a director of the Company since our inception.  He joined Dianniu in November 2015 and has been serving as Supervisor of Dianniu since then. Prior to joining Dianniu, Mr. Liu served as Assistant to Chairman of the Board at Gaotong Shengrong Asset Investment Group Co., Ltd. from February 2014 to August 2015 where he managed coordination of human resources and operations among various entities within the group.  Mr. Liu served as human resources manager of Shanghai Oujiang Group Co., Ltd. from March 2012 to December 2013 and human resources manager of a branch of China Postal Logistics Co., Ltd. from August 2008 to January 2012.  Mr. Liu holds a Bachelor’s degree in management science from Wuhan Science and Technology University in Hubei, China.

Yanjun Cui

Mr. Yanjun Cui has been serving as a director of the Company since our inception.  Mr. Cui has been a practicing attorney in the PRC for over 10 years.  Since August 2014, he has been a partner at Beijing Yingke Law Firm where his practice focuses on private equity funds, capital markets, and general corporate matters.  Mr. Cui also founded Zhejiang Wantong Ruida Assets Management Co., Ltd. in September 2016 and has been serving as the company’s legal representative since then.  He manages Wantong’s daily operations and supervises diligence, deal negotiations and post-investment management of Wantong’s investments.  From December 2012 to July 2014, Mr. Cui served as General Counsel to Zhejiang Ruiyang Technology Co. Ltd.  where he advised on legal issues in connection with the company’s operations and managed agreement drafting and review as well as commercial negotiations.   From October 2005 to November 2012, Mr. Cui was a practicing attorney at a number of PRC law firms, including Shanxi Jinyi Law Offices, Zhejiang Tianfu Law Offices and Zhejiang Zehou Law Offices.  Mr. Cui holds a Bachelor’s of Law degree from Beifang University of Nationalities in Ninxia, China and a Master of Law from Zhejiang University in Zhejiang, China.

Wei Liang

Mr. Wei Liang has been serving as a director of the Company since our inception.   Mr. Liang has over 20 years of corporate executive and experience.  He has been serving as General Manager and Director of Fuzhou Shijilongmai Information Technology Co., Ltd. since 2011.  From 1993 to 2010, Mr. Liang was acting as Deputy General Manager and Director of Alcatel-Lucent (Fujian) Technology Co., Limited.  He holds a Bachelor degree in Electronic Engineering from Xiamen University in Fujian, China.

Hui Shen

Ms. Hui Shen has been serving as a director of the Company since our inception.  She has extensive experience in finance, accounting and risk management.  Since March 2017, Ms.  Shen has been serving as Senior Risk Manager at Zhengqi (Shanghai) Investment Co., Ltd.  From June 2015 to February 2017, she served as Risk Manager at Huijin Innovation Investment (Shanghai) Co., Ltd.  From September 2014 to June 2015, Ms. Shen served as Project Manager at KPMG Advisory (China) Limited.   Prior to KPMG, she was a Senior Internal Auditor at Tokio Marine & Nichido Fire Insurance Company（China） from April 2012 to September 2014.  Ms. Shen started her career at PricewaterhouseCoopers Zhong Tian LLP where she was an auditor from September 2009 to April 2012.   Ms. Shen has obtained a Bachelor degree in Management from Jiangxi Finance University.  She is a certified accountant in the PRC and holds an ACCA certification.

Employment Agreements

Our operating entity Dianniu has entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. Dianniu may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a crime, or misconduct or a failure to perform agreed duties. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to assign all right, title and interest (including but not limited to patents and trademarks) in all inventions and designs which they conceive, develop or reduce to practice during the executive officer’s employment with Dianniu and 2 years thereafter.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

Compensation of Directors and Executive Officers

For the fiscal years ended December 31, 2016 and 2015, we paid an aggregate of approximately $51,093 and $8,516, respectively, in cash to our executive officers, and $10,571 and $1,762, respectively, to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. The Company has entered into two apartment units leases for Mr. Erxin Zeng and Erqin Zeng, both officers of Dianniu, pursuant to which we make monthly rental payments. The two apartment units have lease terms are expiring in May 2017 and November 2017 with monthly rental of approximately $3,500 and $1,000, respectively.

Board of Directors and Committees

Our Board currently only consists of 5 directors, including Erxin Zeng, Xiaohui Liu, Yanjun Cui, Wei Liang and Hui Shen. We will also establish an audit committee and a compensation committee prior to consummation of this offering. Each of the committees of the Board shall have the composition and responsibilities described below.

Audit Committee

Hui Shen, Wei Liang and Yanjun Cui will be members of our Audit Committee, where Hui Shen shall serve as the chairman. All proposed members of our Audit Committee will satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We intend to adopt and approve a charter for the Audit Committee prior to consummation of this offering. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

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evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

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approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

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monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

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reviews the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

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oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

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reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•

provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Hui Shen possesses accounting or related financial management experience that qualifies him as an "audit committee financial expert" as defined by the rules and regulations of the SEC.

Compensation Committee

Yanjun Cui, Wei Liang and Hui Shen will be members of our Compensation Committee and Yanjun Cui shall be the chairman.  All members of our Compensation Committee will be qualified as independent under the current definition promulgated by NASDAQ.  We intend to adopt a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Director Independence

Our Board reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Yanjun Cui, Wei Liang and Hui Shen will be “independent directors” as defined by NASDAQ.

Family Relationships

None of our directors and officers are related.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

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convening shareholders’ annual and extraordinary general meetings;

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declaring dividends and distributions;

•

appointing officers and determining the term of office of the officers;

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exercising the borrowing powers of our company and mortgaging the property of our company; and

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approving the transfer of shares in our company, including the registration of such shares in our share register.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution or the unanimous written resolution of all shareholders  A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%(1)	Number	%
Directors and Executive Officers:

Erxin Zeng(3)	9,559	19.12%

Xinxuan Hu	--	--

Xiaohui Liu(4)	24,143	48.28%

Wei Liang	--	--

Yanjun Cui	--	--

Hui Shen	--	--

All directors and officers as a group (5 individuals)	33,702	67.40%

5% shareholders:

Wise Gain Investment Industries Limited(5)	24,143	48.28%

Silver Luck International Holding Group Limited(6)	9,559	19.12%

Wealthy Choice Investments Limited(7)	3,064	6.13%

Ever Profit Investments Limited(8)	6,084	12.17%

Shaohua Chen	2,500	5%

 ____________________

* Less than 1%.

(1)

Applicable percentage of ownership is based on 50,000 ordinary shares outstanding as of the date of this prospectus together with securities exercisable or convertible into ordinary shares within sixty (60) days as of the date hereof for each shareholder.

(2)

Unless otherwise noted, the business address of each of the following entities or individuals is c/o 707 Zhang Yang Road, Sino Life Tower, F35, Pudong, Shanghai, China 200120.

(3)

Erxin Zeng is deemed to beneficially own 9,559 of our ordinary shares through Silver Luck International Holding Group Limited.

(4)

Xiaohui Liu is deemed to beneficially own 24,143 of our ordinary shares through Wise Gain Investment Industries Limited.

(5)

Xiaohui Liu, a director of Wise Gain Investment Industries Limited, has voting and dispositive power over the shares held by such entity.

(6)

Erxin Zeng, a director of Silver Luck International Holding Group Limited, has voting and dispositive power over the shares held by such entity.

(7)

Jiaran Zhang, a director of Wealthy Choice Investments Limited, has voting and dispositive power over the shares held by such entity.

(8)

Bocheng Liu, a director of Ever Profit Investments Limited, has voting and dispositive power over the shares held by such entity.

RELATED PARTY TRANSACTIONS

Since our inception in November 2015, we have entered into following related part transactions involving the Company, any of our subsidiaries or VIE entities:

We have received capital contribution of approximately $0.2 million and approximately $0.7 million for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016, respectively, from Mr. Erxin Zeng, our Chief Executive Officer and Chairman of the Board.

We have received capital contribution of approximately $0.7 million and approximately $2.0 million for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016, respectively, from Mr. Xiaohui Liu, our Director.

In May 2016, Dianniu entered into an investment agreement with Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. (“Qian Lai Qian Wang”), our principal shareholder that owns 8,484 of our ordinary shares through Ever Profit Investments Limited and Start Choice Investments Limited. Pursuant to the investment agreement, Qian Lai Qian Wang invested RMB 30 million (approximately $4.39 million) in exchange for 18.75% equity interest of Dianniu. The transaction closed in December 2016.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association and the Companies Law (2016 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital consists of 50,000 ordinary shares, par value $1.00 per share.  As of the date of this prospectus, 50, 000 ordinary shares are outstanding. We plan to increase our authorized share capital prior to the closing of this offering.

Ordinary shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•

profits; or

•

“share premium account,” which represents the excess of the price paid to our company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Voting Rights.  The holders of our ordinary shares are entitled to one vote per share, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman or one or more shareholders present in person or by proxy holding not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting. A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our outstanding shares entitled to vote at the meeting present in person or by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast. Under Cayman Islands law, some matters, such as amending the memorandum and articles, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.  Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands exempted company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.  Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.  If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles, be varied or abrogated with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Anti-Takeover Provisions. Some provisions of our current memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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does not have to file an annual return of its shareholders with the Registrar of Companies;

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is not required to open its register of members for inspection;

•

does not have to hold an annual general meeting;

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may issue shares with no par value;

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may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given

•

for 20 years in the first instance);

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may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

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may register as a limited duration company; and

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may register as a segregated portfolio company.

 “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The Board is empowered to designate and issue from time to time one or more classes or series of Preferred Shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of the Company’s ordinary shares or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•

the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•

the arrangement is such that may be reasonably approved by an Lighting and honest man of that class acting in respect of his interest; and

•

the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•

a company acts or proposes to act illegally or ultra vires;

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the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

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those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our current memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our current articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current articles of association do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our current articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our current articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our current articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the shares of that class as may be present at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our ordinary shares.  We cannot assure you that a liquid trading market for our ordinary shares will develop on NASDAQ or be sustained after this offering.  Future sales of substantial amounts of ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our ordinary shares.  Further, since a large number of our ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of     ordinary shares offered hereby, but no exercise of the over-allotment option, we will have an aggregate of     ordinary shares outstanding.   The     shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus,        ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144.         of our currently outstanding ordinary shares will be subject to “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up period of 180 days after the date of this prospectus,    outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering.

Six months		shares saleable under Rule 144.

Six months		shares saleable after expiration of the lock-up.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our share capital acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

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the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

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1% of the number of shares of our authorized share capital then outstanding, which will equal approximately           shares immediately after this offering; or

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the average weekly trading volume in our ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We and each of our officers, directors and certain shareholders have agreed, subject to certain exceptions, not to, directly or indirectly, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of, or enter into any swap or other transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares (whether any such swap or transaction is to be settled by delivery of securities, in cash, or otherwise), owned by these persons prior to this offering or acquired in this offering or ordinary shares issuable upon exercise of options or warrants held by these persons until after 180 days following the date of this prospectus without the prior written consent of the placement agent. This consent may be given at any time without public notice.

TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Dianniu is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Dianniu may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors—Risk Factors Relating to Doing Business in China—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors—Risk Factors Relating to Doing Business in China—We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. Accordingly, Dianniu HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from the WFOE, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtains the approvals as required under the Administrative Measures. However, according to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Tax Considerations

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares or ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue

Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, alternative minimum tax, or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares or ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares or ordinary shares.

For United States federal income tax purposes, a U.S. Holder of ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the ordinary shares. Accordingly, deposits or withdrawals of ordinary shares for ordinary shares will generally not be subject to United States federal income tax. The United States Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of American depositary shares and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes, if, in the case of any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its average quarterly assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our consolidated affiliated entities, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. Assuming that we are the owner of consolidated affiliated entities for United States federal income tax purposes, based upon our current income and assets (taking into account the proceeds from this offering) and projections as to the value of our ordinary shares and ordinary shares following the offering, we do not presently expect to be classified as a PFIC for the current taxable year or the foreseeable future.

While we do not expect to become a PFIC in the current or future taxable years, the determination of whether we will be or become a PFIC will depend upon the composition of our income and assets and the value of our assets from time to time, including, in particular the value of our goodwill and other unbooked intangibles (which may depend upon the market value of our ordinary shares or ordinary shares from time-to-time and may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the market price of our ordinary shares. Among other matters, fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years. It is also possible that the IRS, may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as, a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC may also depend, in part, on how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or if our consolidated affiliated entities were not treated as owned by us for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we were classified as a PFIC for any year during which a U.S. holder held our ordinary shares or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our ordinary shares or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ordinary shares or ordinary shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for the current taxable year or any subsequent taxable year are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules described below, any cash distributions (including the amount of any PRC tax withheld) paid on our ordinary shares or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ordinary shares. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, a U.S. Holder should expect that any distribution paid on our ordinary shares or ordinary shares will be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ordinary shares in respect of such stock) which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the NASDAQ Global Market, which is an established securities market in the United States, and we expect our ordinary shares will be readily tradable on the NASDAQ Global Market. Thus, we believe that dividends we pay on our ordinary shares will meet the conditions required for reduced tax. Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ordinary shares currently meet the conditions required for the reduced tax rate. There can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a PRC resident enterprise under the EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ordinary shares or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ordinary shares or ordinary shares will be treated as income from foreign sources and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ordinary shares or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ordinary shares or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Ordinary shares or Ordinary shares

Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ordinary shares or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ordinary shares or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ordinary shares or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are treated as a PRC resident enterprise under the EIT Law, and gain from the disposition of the ordinary shares or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will, except as discussed below, be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary shares or ordinary shares. Under the PFIC rules:

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the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary shares or ordinary shares;

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the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•

will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated.

PLACEMENT AND PLAN OF DISTRIBUTION

We have entered into a Placement Agency Agreement with            (the “Placement Agent”) with respect to the Shares subject to this offering. The address of the Placement Agent is                  . Subject to the terms and conditions of the Placement Agreement, we have agreed to sell and the Placement Agent has agreed to sell on our behalf, at the public offering price less the placement discounts and commissions set forth below a minimum

of                 ordinary shares and a maximum of             ordinary share.

The Placement Agent must sell the minimum number of securities offered (          ordinary shares) if any shares are sold. The Placement Agent is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and the Placement Agent after which the minimum offering is sold or (ii)            . Until at least           ordinary shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account at           , as Escrow Agent, and will be held by the escrow agent for such account. The Placement Agent and us shall require all investor checks for payment for the Securities to be made payable to               , as Escrow Agent and delivered to the Escrow Agent for deposit in the Escrow Account. All subscription agreements and checks should be delivered to             .Failure to do so will result in checks being returned to the investor who submitted the check. No investor checks shall be made payable to us, Placement Agent or any other entity until the minimum contingency occurs. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the Placement Agent does not sell at least            ordinary shares by             , all funds will be returned within one (1) business day to subscribers without interest or deduction. If this offering completes, then on the closing date, net proceeds will be delivered to us and we will issue the shares of common share to purchasers. The closing will occur, as to all subscriptions duly received and accepted by us, in one closing, and we do not intend to hold multiple closings in the offering.

The Offering will be made on a “best-efforts, mini-max” basis such that the Placement Agent is required, subject to certain conditions, to take and pay for only such shares as it may sell to the public. The obligations of the Placement Agent may be terminated upon the occurrence of certain events specified in the Placement Agreement. Furthermore, pursuant to the Placement Agreement, the Placement Agent’s obligations are subject to customary conditions, representations and warranties contained in the Placement Agreement, such as receipt by the Placement Agent of officers’ certificates and legal opinions.

Shares issued in this offering will be delivered electronically to the accounts of those purchasers who hold accounts at the Placement Agent as soon as practical upon the closing of the offering. Alternately, subscribers who do not carry an account at the Placement Agent may request that the shares be held in book-entry at the Company’s transfer agent, be delivered in certificated form to the subscriber, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the subscribers brokerage account upon request of the subscriber.

Discounts, Commissions and Expense Reimbursement.  The Placement Agent will receive a fundraising commission equal to between $               in the case of a minimum offering and $             in the case of a maximum offering, representing      % of the gross proceeds to be raised in this offering.

The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, placement discounts and commissions to be paid to the Placement Agent by us, and proceeds to us, before expenses.

	Per Share	Minimum Offering	Maximum Offering
Public Offering Price	$	$	$
Placement discounts and commissions	$	$	$
Proceeds to Us, Before Expenses	$	$	$

Under the Placement Agency Agreement, we will also reimburse our Placement Agent’s reasonable travel and out-of-pocket expenses as incurred in connection with its services up to an aggregate amount of $        and reasonable fees and disbursements of counsel(s) and advisors retained by the Placement Agent, up to an aggregate amount of the lesser of $         and such amount. Any advance of fees shall be applied against out of pocket accountable expenses and shall be reimbursed to us to the extent not actually incurred. We estimate that the total expenses of this Offering, excluding the placement discount, will be approximately $            .

Discretionary Accounts.  The Placement Agent has informed us that it does not intend to make sales to any accounts over which it has discretionary authority.

Indemnification and Other Matters.  We have agreed to indemnify the Placement Agent against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the Placement Agent may be required to make in respect thereof. The Placement Agent and its affiliates may also provide from time to time in the future certain financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. From time to time, the Placement Agent and its affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Lock Up.  We, on behalf of ourselves and any successor entity, have agreed that we will not, for a period of one hundred eighty (180) days from the effective date of the Registration Statement (the “Lock-Up Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of our company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our company or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our company, whether any such transaction described in clause (i), (ii) or (iii) above is to be settled by delivery of shares of capital stock of our company or such other securities, in cash or otherwise.

The restrictions contained in the above paragraph shall not apply to (i) the public securities to be sold hereunder, (ii) the issuance by our company of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and disclosed in this prospectus as outstanding or (iii) the issuance by our company of an option or shares of capital stock of our company under any stock compensation plan of our company disclosed in this prospectus, or upon approval of our company’s board of directors, to any officer, director, employee or consultant of our company as compensation for services.

Stabilization.  The Placement Agent will not take any action designed to or that constitutes or that might reasonably be expected to cause or result in, under the Exchange Act or otherwise, stabilization of the price of any security of our company to facilitate the sale or resale of the shares sold in this offering.

We intend to apply to have our ordinary shares listed on The NASDAQ Capital Market under the symbol “DNJR.” Because there has not been an effective trading market of substance for our ordinary shares to date, however, the offering price for shares offered hereby, which was negotiated by us and the Placement Agent, may not necessarily reflect the last reported sale price for our ordinary shares or the market price of our ordinary shares following the Offering. In addition to recent sale prices for our ordinary shares, the following factors were considered in determining the offering price:

•

the information presented in this Prospectus and otherwise available to the Placement Agent;

•

our past and present operations;

•

our historical results of operations;

•

our current financial condition and results of operations;

•

our prospects for future business and earning potential;

•

our management;

•

the recent market prices of, and the demand for, publicly traded securities of generally comparable companies;

•

the history and prospects for the industry in which we compete;

•

the general condition of the securities markets at the time of this Offering;

•

the recent market prices of securities of generally comparable companies;

•

the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•

other factors deemed to be relevant.

We cannot offer any assurance that the offering price corresponds to the price at which the ordinary shares will trade in the public market subsequent to the Offering or that an active trading market for the ordinary shares will develop and continue after the Offering.

Passive Market Making. In connection with this Offering, the Placement Agent may engage in passive market making transactions in our ordinary shares on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before commencement of offers or sales of the shares and extending through completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Securities. A prospectus in electronic format may be delivered to potential investors by the Placement Agent. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Placement Agent’s website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Sales Outside the U.S. No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of ordinary shares, or the possession, circulation or distribution of this Prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and none of this prospectus or any other offering material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.

The Placement Agent may arrange to sell ordinary shares offered hereby in certain jurisdictions outside the United States, either directly or indirectly or through affiliates, where they are permitted to do so.

1.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

a.

to any legal entity that is a qualified investor as defined in the Prospectus Directive;

b.

to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

c.

in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive; provided that no such offer of securities shall require us or any placement agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

2.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

3.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

4.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

5.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

6.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

7.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Capital Market listing fee, all amounts are estimates.

$
SEC registration fee
NASDAQ Capital Market listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total

These expenses will be borne by us. Underwriting discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Ellenoff Grossman & Schole LLP, New York, New York, with respect to legal matters of United States federal securities law. The validity of the ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels.   The Company is being represented by Allbright Law Offices with regard to PRC law. Ellenoff Grossman & Schole LLP may rely upon Allbright Law Offices with respect to matters governed by PRC law.           , is acting as U.S. counsel for the placement agent and                is acting as the PRC counsel for the placement agent.

EXPERTS

The consolidated financial statements as of December 31, 2015 and 2016 and for the period from November 17, 2015 (inception) to December 31, 2015 and for the year ended December 31, 2016 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as an expert in accounting and auditing.

The office of Friedman LLP is located at 1700 Broadway, New York, New York 10019.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.dianniu98.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Golden Bull Limited

We have audited the accompanying consolidated balance sheets of Golden Bull Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015.  The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

July 10, 2017

GOLDEN BULL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	March 31,
	2016	2015	2017
			(Unaudited)
	ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 7,378,920	$ 674,515	$ 6,185,157
Other receivables	39,502	3,093	703,495
Prepaid expenses	492,541	87,819	743,590
Total current assets	7,910,963	765,427	7,632,242

PROPERTY AND EQUIPMENT, NET	86,683	21,345	85,184

OTHER ASSETS
Prepaid expenses	1,041,265	-	1,229,611
Deferred tax assets	8,823	35,082	98,737
Security deposits	54,359	58,137	-
Total other assets	1,104,447	93,219	1,328,348

Total assets	$ 9,102,093	$ 879,991	$ 9,045,774

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$ -	$ 13,900	$ -
Other payables and accrued liabilities	173,810	19,432	351,187
Deferred revenues	13,281	-	8,099
Deferred rent liabilities	13,046	27,906	9,859
Taxes payable	82,156	-	48,091
Total current liabilities	282,293	61,238	417,236

Total liabilities	282,293	61,238	417,236

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $1.00 par value, 50,000 shares authorized,
100 share issued and outstanding	100	100	100
Shares subscription receivables	(45,457)	(100)	(45,457)
Additional paid-in capital	8,046,552	936,600	8,064,405
Statutory reserves	6,189	-	6,189
Retained earnings (accumulated deficit)	48,447	(106,269)	(197,747)
Accumulated other comprehensive loss	(196,087)	(11,578)	(113,223)
Total shareholders' equity	7,859,744	818,753	7,714,267

NONCONTROLLING INTEREST	960,056	-	914,271

Total shareholders' equity	8,819,800	818,753	8,628,538

Total liabilities and shareholders' equity	$ 9,102,093	$ 879,991	$ 9,045,774

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
		For the Period from November 17, 2015 (Inception) to December 31, 2015	For the Three Months Ended March 31,
	For the Year Ended December 31, 2016		2017	2016
			(Unaudited)	(Unaudited)

OPERATING REVENUES	$ 3,097,146	$ -	$ 1,072,020	$ 340,541

OPERATING EXPENSES
Selling	(826,038)	(30,091)	(455,280)	(128,719)
General and administrative	(1,636,353)	(81,659)	(900,918)	(247,534)
Research and development	(417,901)	(29,943)	(83,794)	(128,757)
Total operating expenses	(2,880,292)	(141,693)	(1,439,992)	(505,010)

INCOME (LOSS) FROM OPERATIONS	216,854	(141,693)	(367,972)	(164,469)

OTHER INCOME (EXPENSE)
Interest income	3,324	102	2,780	354
Other finance expenses	(274)	(101)	(488)	(74)
Other income (expenses)	(155)	-	364	-
Total other income, net	2,895	1	2,656	280

INCOME (LOSS) BEFORE INCOME TAXES	219,749	(141,692)	(365,316)	(164,189)

PROVISION (BENEFIT) FOR INCOME TAXES
Current	29,859	-	-	-
Deferred	25,079	(35,423)	(89,903)	(41,047)
Total provision (benefit) for income taxes	54,938	(35,423)	(89,903)	(41,047)

NET INCOME (LOSS)	164,811	(106,269)	(275,413)	(123,142)

Less: Net income (loss) attributable to noncontrolling interest	3,906	-	(29,219)	-

NET INCOME (LOSS) ATTRIBUTABLE TO GOLDEN BULL LIMITED	$ 160,905	$ (106,269)	$ (246,194)	$ (123,142)

NET INCOME (LOSS)	$ 164,811	$ (106,269)	$ (275,413)	$ (123,142)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(208,333)	(11,578)	66,298	10,293

COMPREHENSIVE LOSS	(43,522)	(117,847)	(209,115)	(112,849)

Less: Comprehensive loss attributable to noncontrolling interest	(19,918)	-	(45,785)	-

COMPREHENSIVE LOSS ATTRIBUTABLE TO GOLDEN BULL LIMITED	$ (23,604)	$ (117,847)	$ (163,330)	$ (112,849)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	100	100	100	100

EARNINGS PER SHARE
Basic and diluted	$ 1,609	$ (1,063)	$ (2,462)	$ (1,231)

The accompanying notes are an integral part of these consolidated financial statements

GOLDEN BULL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Retained earnings		Accumulated
			Shares	Additional	(accumulated deficit)		other
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive	Noncontrolling
	Shares	Par Value	Receivables	capital	reserves	Unrestricted	loss	interest	Total
BALANCE, November 17, 2015 (inception)	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Capital contribution	100	100	(100)	936,600	-	-	-	-	936,600
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(106,269)	-	-	(106,269)
Foreign currency translation	-	-	-	-	-	-	(11,578)	-	(11,578)
BALANCE, December 31, 2015	100	100	(100)	936,600	-	(106,269)	(11,578)	-	818,753
Capital contribution	-	-	(45,357)	6,905,724	-	-	-	-	6,860,367
Capital contribution from new noncontrolling interest holders	-	-	-	-	-	-	-	1,184,202	1,184,202
Excess consideration received from noncontrolling interest	-	-	-	-	-	-	-	-	-
over carrying value	-	-	-	204,228	-	-	-	(204,228)	-
Net income attributable to Golden Bull Limited	-	-	-	-	-	160,905	-	-	160,905
Net income attributable to noncontrolling interest	-	-	-	-	-	-	-	3,906	3,906
Statutory reserve	-	-	-	-	6,189	(6,189)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(184,509)	(23,824)	(208,333)
BALANCE, December 31, 2016	100	100	(45,457)	8,046,552	6,189	48,447	(196,087)	960,056	8,819,800
Variable interest entity acquired and contributed by shareholders	-	-	-	17,853					17,853
Net loss attributable to Golden Bull Limited	-	-	-	-	-	(246,194)	-	-	(246,194)
Net loss attributable to noncontrolling interest	-	-	-	-	-	-	-	(29,219)	(29,219)
Foreign currency translation	-	-	-	-	-	-	82,864	(16,566)	66,298
BALANCE, March 31, 2017 (Unaudited)	100	$ 100	$ (45,457)	$ 8,064,405	$ 6,189	$ (197,747)	$ (113,223)	$ 914,271	$ 8,628,538

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the period from November 17, 2015	For the Three Months Ended March 31,
	For the Year Ended December 31, 2016	(Inception) to December 31, 2015	2017	2016
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 164,811	$ (106,269)	$ (275,413)	$ (123,142)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	38,973	-	11,643	6,611
Deferred tax provision (benefit)	25,079	(35,423)	(89,903)	(41,047)
Change in operating assets and liabilities
Other receivables	(38,288)	(3,123)	(664,106)	(42,010)
Prepaid expenses	(1,518,243)	(88,671)	(428,040)	(235,486)
Security deposits	-	(58,701)	54,805	-
Accounts payable	(13,592)	14,035	-	(13,800)
Other payables and accrued liabilities	162,770	19,621	176,173	31,953
Deferred revenues	13,890	-	(5,285)	-
Deferred rent liabilities	(13,644)	28,177	(3,288)	(3,463)
Taxes payable	85,922	-	(35,073)	14,505
Net cash used in operating activities	(1,092,322)	(230,354)	(1,258,487)	(405,879)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(108,757)	(21,552)	(9,487)	(71,508)
Cash acquired through variable interest entity	-	-	17,526	-
Net cash provided by (used in) investing activities	(108,757)	(21,552)	8,039	(71,508)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution	8,044,569	936,600	-	613,800
Net cash provided by financing activities	8,044,569	936,600	-	613,800

EFFECT OF EXCHANGE RATE ON CASH	(139,085)	(10,179)	56,685	4,313

INCREASE/(DECREASE) IN CASH	6,704,405	674,515	(1,193,763)	140,726

CASH, beginning of period	674,515	-	7,378,920	674,515

CASH, end of period	$ 7,378,920	$ 674,515	$ 6,185,157	$ 815,241

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$ -	$ -	$ 28,784	$ -
Cash paid for interest	$ -	$ -	$ -	$ -

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Capital contribution on shares subscription receivables	$ 45,357	$ 100	$ -	$ -
Variable interest entity acquired and contributed by shareholders	$ -	$ -	$ 17,853	$ -

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN BULL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Golden Bull Limited (“Golden Bull Cayman” or the “Company”) is a holding company incorporated on February 17, 2017, under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the outstanding share capital of Golden Bull Holdings Limited (“Golden Bull BVI”).  Golden Bull BVI is also a holding company holding all of the outstanding share capital of Golden Bull Group Company Limited (“Golden Bull HK”).  Golden Bull HK is also a holding company holding all of the outstanding equity of Shanghai Fuyu Information and Technology Co., Ltd. (“Golden Bull WFOE”).

The Company, through its variable interest entity (“VIEs”), Shanghai Dianniu Internet Finance Information Service Co. Ltd. (“Shanghai Dianniu”), is engaged in providing services for online marketplace connecting borrowers and investors, and, through its VIE, Shanghai Baoxun Advertisement Design Co. Ltd. (“Shanghai Baoxun”), intends to engage in design and production of online advertisement and marketing survey services for online marketplace.  The Company’s headquarter is located in the city of Shanghai, in the People’s Republic of China (the “PRC” or “China”). All of the Company’s business activities are carried out by Shanghai Dianniu.  Shanghai Baoxun currently does not have any operations as of the date hereof.

On June 8, 2017, Golden Bull Cayman completed its reorganization of entities under the common control of three shareholders, who collectively owned a majority of the equity interests of Golden Bull Cayman prior to the reorganization. Golden Bull Cayman, Golden Bull BVI, and Golden Bull HK, were established as the holding companies of Golden Bull WFOE. Golden Bull WFOE is the primary beneficiary of Shanghai Dianniu and Shanghai Baoxun, and all of these entities included in Golden Bull Cayman are under common control, which results in the consolidation of Shanghai Dianniu and Shanghai Baoxun which have been accounted for as a reorganization of entities under common control at carrying value. The financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Golden Bull Cayman.

Contractual Arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors) and marketing survey services for online marketplace, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in internet-based businesses, subject to certain exceptions, and any such foreign investor must have experience in providing internet-based businesses services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations. The Company is a Cayman Islands exempted company and Golden Bull WFOE (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through Shanghai Dianniu and Shanghai Baoxun (its consolidated VIEs).  As such, Shanghai Dianniu and Shanghai Baoxun are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements are a series of five agreements (collectively the “Contractual Arrangements”) which significant terms are as follows:

Contractual Agreements with Shanghai Dianniu

Technical Consultation and Services Agreement and Business Cooperation Agreement

Pursuant to the exclusive technical consultation and services agreement and the exclusive business cooperation agreement between Golden Bull WFOE and Shanghai Dianniu, Golden Bull WFOE is engaged as exclusive provider of management consulting services to Shanghai Dianniu.  For such services, the Shanghai Dianniu agrees to pay service fees determined based on 89.17% of its net profit after tax payments to Golden Bull WFOE or Golden Bull WFOE has obligation to absorb all of Shanghai Dianniu’s losses.

The technical consultation and services agreement remains in effect for 20 years until June 7, 2037.  The technical consultation and services agreement can be extended only if Golden Bull WFOE gives its written consent of extension of the agreement before the expiration of the agreement and Shanghai Dianniu shall agree to the extension without reserve.

The business cooperation agreement remains in effect until and unless Golden Bull WFOE commits gross negligence, or a fraudulent act, against Shanghai Dianniu.  Nevertheless, Golden Bull WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Shanghai Dianniu at any time.

Equity Option Agreements

Pursuant to the exclusive equity option agreement between the shareholders who collectively owned 89.17% of Shanghai Dianniu (the “Participating Shareholders”) of Shanghai Dianniu and Golden Bull WFOE, Shanghai Dianniu Participating Shareholders jointly and severally grant Golden Bull WFOE an option to purchase their equity interests in Shanghai Dianniu. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Shanghai Dianniu, the Participating Shareholders of Shanghai Dianniu are required to immediately return any amount in excess of the registered capital to Golden Bull WFOE or its designee of Golden Bull WFOE. Golden Bull WOFE may exercise such option at any time until it has acquired all equity interests of Shanghai Dianniu, and freely transfer the option to any third party. The agreement will terminate at the date on which all of the Participating Shareholders’ equity interests of Shanghai Dianniu has been transferred to Golden Bull WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreement between the Participating Shareholders of Shanghai Dianniu and Golden Bull WFOE, such Participating shareholders pledge 89.17% of their equity interests in Shanghai Dianniu to Golden Bull WFOE as collateral to secure the obligations of Shanghai Dianniu under the exclusive consulting services and operating agreement. The Participating Shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Golden Bull WFOE’s interests, without Golden Bull WFOE’s prior approval. In the event of default, Golden Bull WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Shanghai Dianniu. The agreement will terminate at the date the Participating Shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the Participating Shareholders of Shanghai Dianniu and Golden Bull WFOE, Shanghai Dianniu’s Participating Shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Dianniu and to exercise all of their rights as shareholders of Shanghai Dianniu, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Dianniu. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Dianniu whether or not Shanghai Dianniu incurs loss, and agrees not to request repayment if Shanghai Dianniu is unable to do so. The agreement shall remain in effect for 20 years until June 7, 2037.

Contractual Agreements with Shanghai Baoxun

Technical Consultation and Services Agreement and Business Cooperation Agreement

Pursuant to the exclusive technical consultation and services agreement and the exclusive business cooperation agreement between Golden Bull WFOE and Shanghai Baoxun, Golden Bull WFOE is engaged as exclusive provider of management consulting services to Shanghai Baoxun. For such services, the Shanghai Baoxun agrees to pay service fees determined based on all of its net profit after tax payments to Golden Bull WFOE or Golden Bull WFOE has obligation to absorb all of Shanghai Baoxun’s losses.

The technical consultation and services agreement remains in effect for 20 years until June 7, 2037.  The technical consultation and services agreement can be extended only if Golden Bull WFOE gives its written consent of extension of the agreement before the expiration of the agreement and Shanghai Baoxun shall agree to the extension without reserve.

The business cooperation agreement remains in effect until and unless Golden Bull WFOE commits gross negligence, or a fraudulent act, against Shanghai Baoxun.  Nevertheless, Golden Bull WFOE shall have the right to terminate this agreement upon giving 30 days’ prior written notice to Shanghai Baoxun at any time.

Equity Option Agreements

Pursuant to the exclusive equity option agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, Shanghai Baoxun shareholders jointly and severally grant Golden Bull WFOE an option to purchase their equity interests in Shanghai Baoxun. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of Shanghai Baoxun, the shareholders of Shanghai Baoxun are required to immediately return any amount in excess of the registered capital to Golden Bull WFOE or its designee of Golden Bull WFOE. Golden Bull WOFE may exercise such option at any time until it has acquired all equity interests of Shanghai Baoxun, and freely transfer the option to any third party. The agreement will terminate at the date on which all of the shareholders’ equity interests of Shanghai Baoxun has been transferred to Golden Bull WFOE or its designee.

Equity Pledge Agreements

Pursuant to the equity pledge agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, such shareholders pledge all of their equity interests in Shanghai Baoxun to Golden Bull WFOE as collateral to secure the obligations of Shanghai Baoxun under the exclusive consulting services and operating agreement. The shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Golden Bull WFOE’s interests, without Golden Bull WFOE’s prior approval. In the event of default, Golden Bull WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of Shanghai Baoxun. The agreement will terminate at the date the shareholders have transferred all of their pledged equity interests pursuant to the equity option agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the shareholders of Shanghai Baoxun and Golden Bull WFOE, Shanghai Baoxun’s shareholders have given Golden Bull WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Shanghai Baoxun and to exercise all of their rights as shareholders of Shanghai Baoxun, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in Shanghai Baoxun. In consideration of such granted rights, Golden Bull WFOE agrees to provide the necessary financial support to Shanghai Baoxun whether or not Shanghai Baoxun incurs loss, and agrees not to request repayment if Shanghai Baoxun is unable to do so. The agreement shall remain in effect for 20 years until June 7, 2037.

Based on the foregoing contractual arrangements, which grant Golden Bull WFOE effective control of Shanghai Dianniu  obligate Golden Bull WFOE to absorb 89.17% of the risk of loss from their activities, and enable Golden Bull WFOE to receive 89.17% of their expected residual returns, and grant Golden Bull WFOE effective control of Shanghai Baoxun obligate Golden Bull WFOE to absorb all of the risk of loss from their activities, and enable Golden Bull WFOE to receive all of their expected residual returns, the Company accounts for Shanghai Dianniu and Shanghai Baoxun as a VIEs. Accordingly, the Company consolidates the accounts of Shanghai Dianniu for the periods presented herein and Shanghai Baoxun from February 22, 2017, the date of which Shanghai Baoxun becomes under common control, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

The accompanying consolidated financial statements reflect the activities of Golden Bull Cayman and each of the following entities:

Name	Background	Ownership

Golden Bull BVI	- A British Virgin Islands company - Incorporated on February 27, 2017	100%
Golden Bull HK	- A Hong Kong company - Incorporated on January 24, 2017	100% owned by Golden Bull BVI
Golden Bull WFOE

-

A PRC limited liability company and deemed a wholly foreign  owned enterprise (“WFOE”)

-

Incorporated on June 8, 2017

-

Registered capital of $200,000, with registered capital of $200,000 to be funded by June 8, 2047.

		100% owned by Golden Bull HK
Shanghai Dianniu

-

A PRC limited liability company

-

Incorporated on November 17, 2015

-

Registered capital of $9,026,526 (RMB 61,156,250) with registered capital of $45,357 (RMB 315,640) to be funded by November 17, 2045.

-

Services for online marketplace connecting borrowers and investors.

		VIE of Golden Bull WFOE
Shanghai Baoxun

-

A PRC limited liability company

-

Incorporated on January 22, 2016

-

Registered capital of $151,976 (RMB 1,000,000) with registered capital of $151,976 (RMB 1,000,000) to be funded by January 22, 2046.

-

Design and production of online advertisement and marketing survey services for online marketplace.

		VIE of Golden Bull WOFE

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and their VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive loss amounted to $196,087, $11,578 and $113,223 as of December 31, 2016 and 2015 and March 31, 2017, respectively. The balance sheet amounts, with the exception of shareholder’s equity at December 31, 2016 and 2015 and March 31, 2017 were translated at 6.94 RMB, 6.49 RMB and 6.89 RMB to $1.00, respectively. The shareholder’s equity (deficiency) accounts were stated at their historical rate.  The average translation rates applied to statement of income accounts for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015 were 6.64 RMB and 6.43 RMB, respectively. The average translation rates applied to statement of income accounts for the three month ended March 31, 2017 and 2016 were 6.89 RMB and 6.54 RMB, respectively.  Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company. The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

Revenue recognition

Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured.

Transaction Fee:  Transaction fees are paid by borrowers to the Company for the work the Company performs through its platform.  These fees are recognized as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Management Fee:  Loan borrowers pay a management fee on each loan payment to compensate the Company for maintaining borrowers’ and investors’ account portfolios.  The Company records management fees as a component of operating revenue at the time of loan issuance.  The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors.  These fees are non-refundable upon the issuance of loan.

Licensing Fee:  Agents pay the Company a licensing fee to post its connected potential borrowers’ credential information in the Company’s platform during the licensing period.  The Company recognizes the licensing fee ratably over the term of the licensing period.  The amount of these fees paid and yet to recognized as licensing fee revenues are recorded as deferred revenues in the accompanying consolidated balance sheets.

Incentives:  In order to incentivize investors, the Company provides incentives to marketplace investors, who commit a certain amount of money for a period of time, which is determined based on the total number of first time borrowers for each period. Such cash incentives are accrued as they are earned by the marketplace investors and are accounted for as a reduction of revenue in accordance with ASC subtopic 605-50. When recording these incentives as a reduction in revenue results in negative revenue for a marketplace investor on a cumulative basis, the cumulative shortfall is re-characterized as an expense in accordance with ASC 605-50-45-9 given the inherent uncertainties with the consumption loan program which may not result in sufficient probable future revenue to the Company to recover such shortfall.

Servicing Expense:  Servicing expenses are paid by the Company to a third party platform provider on each deposit made by the investors or borrowers into their respective fund accounts held by the third party platform fund accounts.  The amount of these expenses is based upon the deposit amount.   The servicing expenses are accounted for as reduction of revenue.

Sales taxes:  Transaction fee, management fee and license fee that are earned and received in the PRC are subject to a Chinese value-added tax (“VAT”) at a rate of 3% of the gross proceed or at a rate approved by the Chinese local government Transaction fee and management fee that are earned and received in the PRC are also subject to various miscellaneous sales taxes at a rate of 7% of the VAT.  VAT and miscellaneous sales taxes are accounted for as reduction of revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.  Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at a third party platform fund accounts which are unrestricted as to immediate withdrawal and use.

Other receivables

Other receivables represented employee advances to pay certain of its expenses in the normal course of business and rental security deposits.

Prepaid expenses

Prepaid expenses represented advance payments made to its vendors for certain prepaid services such as marketing and promotions services, advisory serves, and rentals of an office space and two apartment units.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method after consideration of the estimated useful lives and estimated residual value. The estimated useful lives are as follows:

	Useful Life	Estimated Residual Value
Office equipment and furnishing	3-5 years	5%
Leasehold improvements	Shorter of the remaining lease terms or estimated useful lives	-

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive loss.  Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2016 and 2015 and March 31, 2017, no impairment of long-lived assets was recognized.

Deferred rent

The Company leases office space and two apartment units under operating lease agreements. Certain lease agreements contain scheduled rent increases, tenant improvement allowances or free rent clauses during the term of the lease which are recorded as deferred rent liabilities. Deferred rent liabilities represent the cumulative amount charged to operations under these leases in excess of the amounts paid.  Rent expense is amortized on a straight-line basis to operating expense over the applicable lease term.

Research and development

Research and development costs, which include the salary of the Company’s research and development department and benefit and website development cost, are expensed as incurred.

Advertising costs

Advertising costs are expensed as incurred and included in selling expenses.

Income taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. Under the asset and liability method as required by this accounting standard, the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between the income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes.

The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. Deferred tax liabilities are recognized for all future taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled.

Deferred tax is charged or credited in the operations of statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.  PRC tax returns filed in 2016 are subject to examination by any applicable tax authorities.

Non-controlling Interest

Non-controlling interest mainly consists of an aggregate of 10.83% of the equity interests of Shanghai Dianniu held by two entities. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of March 31, 2017, there was no dilutive shares.

Defined contribution plan

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $159,352 and $8,411 for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31 2015, respectively. Total expenses for the plans were $52,214 and $49,671 for the three months ended March 31, 2017 and 2016, respectively.

Recently issued accounting pronouncements

In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The update requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The update applies to all entities that present a classified statement of financial position. For public business entities, the ASU is effective for consolidated financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual reporting period. The Company has elected to early adopt the ASU, and its effects are reflected in the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The update requires equity investments (except those accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. It eliminated the requirement for public entities to disclose the method(s) and significant assumptions used to estimate the fair value that is require to be disclosed for financial instruments measured at amortized cost on the balance sheet. For public entities, the ASU is effective for the fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Amendments to the ASC 842 Leases. This update requires lessee to recognize the assets and liability (the lease liability) arising from operating leases on the balance sheet for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Within twelve months or less lease term, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. If a lessee makes this election, it should recognize lease expense on a straight-line basis over the lease term. In transition, this update will be effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The objective is to clarify the two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for these areas. The ASU affects the guidance in ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for this ASU are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by ASU 2014-09). ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of ASU 2014-09 by one year. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.  The object is to address certain issues identified by the FASB-IASB Joint Transition Resource Group for Revenue Recognition.  The amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, defers the effective date of Update 2014-09 by one year.  Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs; (2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business

Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-17, Consolidation (Topic 810): Interests held through related parties that are under common control.  The amendments in this ASU require that the reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a VIE and, on a proportionate basis, its indirect variable interests in a VIE held through related parties, including related parties that are under common control with the reporting entity.  The amendments are effective for public business entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.    Early adoption is permitted, including adoption in an interim period. Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business.  The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation.  The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Management does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Scope of Modification Accounting, which amends the scope of modification accounting for share-based payment arrangements and provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, this ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The adoption of this ASU would not have a material effect on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 – Variable interest entity

On June 8, 2017, Golden Bull WFOE entered into Contractual Arrangements with Shanghai Dianniu and Shanghai Baoxun and its Participating Shareholders.   The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Shanghai Dianniu and Shanghai Baoxun as VIE’s.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Golden Bull WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Shanghai Dianniu because it has both of the following characteristics:

(1)

The power to direct activities at Shanghai Dianniu and Shanghai Baoxun that most significantly impact such entity’s economic performance, and

(2)

The obligation to absorb losses of, and the right to receive benefits from Shanghai Dianniu and Shanghai Baoxun that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Shanghai Dianniu pays service fees equal to 89.17% of its net income to Golden Bull WFOE and Shanghai Baoxun pays service fees equal to all of its net income to Golden Bull WFOE. At the same time, Golden Bull WFOE is obligated to absorb 89.17% of Shanghai Dianniu’s losses and to absorb all of Shanghai Baoxun losses. The Contractual Arrangements are designed so that Shanghai Dianniu and Shanghai Baoxun operate for the benefit of Golden Bull WFOE and ultimately, the Company.

Accordingly, the accounts of Shanghai Dianniu and Shanghai Baoxun are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in the Company’s financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Current assets	$ 7,910,963	$ 765,427	$ 7,632,242
Property and equipment, net	86,683	21,345	85,184
Other noncurrent assets	1,104,447	93,219	1,328,348
Total assets	9,102,093	879,991	9,045,774
Total liabilities	282,293	61,238	417,236
Net assets	$ 8,819,800	$ 818,753	$ 8,628,538

The VIEs’ liabilities consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Current liabilities:
Accounts payable	$ -	$ 13,900	$ -
Other payables and accrued liabilities	173,810	19,432	351,187
Deferred revenues	13,281	-	8,099
Deferred rent liabilities	13,046	27,906	9,859
Taxes payable	82,156	-	48,091
Total liabilities	$ 282,293	$ 61,238	$ 417,236

The operating results of the VIEs are as follows:

	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	For the three months ended March 31, 2017	For the three months ended March 31, 2016
			(Unaudited)	(Unaudited)
Operating revenues	$ 3,097,146	$ -	$ 1,072,020	$ 340,541
Income (loss) from operations	$ 216,854	$ (141,693)	$ (367,972)	$ (164,469)
Net income (loss)	$ 164,811	$ (106,269)	$ (275,413)	$ (123,142)

Note 4 – Other receivables

Other receivables consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
(Unaudited)
Security deposits	$ 10,552	$ -	$ 66,128
Employee advances	28,950	3,093	637,367
Total	$ 39,502	$ 3,093	$ 703,495

During the three months ended March 31, 2017, the Company has advanced $604,095 to an employee for business purposes on behalf of the Company. Subsequently, the Company has decided not to pursue such business opportunity and the money was returned to the Company in April and June 2017.

Note 5 – Prepaid expenses

Prepaid expenses consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Cloud services	$ 7,083	$ 614	$ 25,073
Rental	-	87,205	4,440
Platform	15,839	-	11,607
Advertising	1,024,000	-	1,046,076
Marketing and promotion	486,251	-	885,802
Others	633	-	203
Subtotal	1,533,806	87,819	1,973,201
Less: long term prepaid expenses	(1,041,265)	-	(1,229,611)
Total	$ 492,541	$ 87,819	$ 743,590

Note 6 – Property and equipment, net

Property and equipment consist of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
Office equipment and furniture	$ 77,587	$ 1,787	$ 87,656
Leasehold improvement	46,360	19,558	46,711
Subtotal	123,947	21,345	134,367
Less: accumulated depreciation and amortization	(37,264)	-	(49,183)
Total	$ 86,683	$ 21,345	$ 85,184

Depreciation and amortization expense for the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015 amounted to $38,973 and $0, respectively. Depreciation and amortization expense for the three months ended March 31, 2017 and 2016 amounted to $11,643 and $6,611, respectively.

Note 7 - Revenue

The Company’s operating revenues composed of the following:

	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	For the three months ended March 31, 2017	For the three months ended March 31, 2016
			(Unaudited)	(Unaudited)
Operating revenues:
Transaction Fee	$ 1,561,172	$ -	$ 642,326	$ 150,352
Management Fee	2,264,241	-	841,800	245,687
Incentives	(503,238)	-	(325,596)	(26,872)
Servicing Expenses	(105,386)	-	(40,422)	(16,292)
Sales taxes	(119,643)	-	(46,088)	(12,334)
Total operating revenues	$ 3,097,146	$ -	$ 1,072,020	$ 340,541

Note 8 – Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed

PRC

Under the Income Tax Laws of the PRC, companies are subject to income tax at a rate of 25%.

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended December 31, 2016	For the period from November 17, 2015 (inception) to December 31, 2015	For the three months ended March 31, 2017	For the three months ended March 31, 2016
			(Unaudited)	(Unaudited)

China income tax rate	25.0%	25.0%	25.0%	25.0%
Effect of permanent difference	0.0%	0.0%	0.0%	0.0%

Effective tax rate	25.0%	25.0%	25.0%	25.0%

Deferred tax assets – China

According to Chinese tax regulations, net operating losses can be carried forward to offset operating income for five years. Significant components of deferred tax assets were as follows:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)

Net operating losses	$ -	$ 35,082	$ 89,708
Depreciation and amortization	5,503	-	7,004
Deferred revenues	3,320	-	2,025
Total	$ 8,823	$ 35,082	$ 98,737

The Company incurred an operating loss of $141,692 for the year ended December 31, 2015, which could be carried forward to offset income for the next five years. The Company recorded non-current deferred tax assets of $35,082 as of December 31, 2015. For the year ended December 31, 2016, the Company generated an operating income of $219,749. 100% of the deferred tax assets from 2015 was recognized as of December 31, 2016. The Company recorded non-current deferred tax assets of $8,823 as of December 31, 2016. For the three months ended March 31, 2017, the Company incurred an operating loss of $315,316 and recorded non-current deferred tax assets of $98,737.

The Company believes that a valuation allowance is not deemed necessary for the deferred assets because there will be sufficient operating income generated in future years based on the fact that the Company generated profits for the year ended December 31, 2016 and is expected to continue generate profits for future periods.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2015 and March 31, 2017, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consisted of the following:

	December 31, 2016	December 31, 2015	March 31, 2017
			(Unaudited)
VAT taxes payable	$ 48,468	$ -	$ 43,046
Income taxes payable	28,550	-	2,080
Other taxes payable	5,138	-	2,965
Totals	$ 82,156	$ -	$ 48,091

Note 9 – Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.  As of December 31, 2016 and 2015 and March 31, 2017, $7,378,920, $674,515 and $6,185,157 were deposited with a bank and a third party platform fund account located in the PRC, respectively.  These balances are not covered by insurance.  While management believes that these financial institutions and third party fund holder are of high credit quality, it also continually monitors their credit worthiness.

Customer concentration risk

For the year ended December 31, 2016, two borrowers paid transaction and management fees which accounted for 45.8% and 31.1% of the Company’s operating revenues, respectively. For the three months ended March 31, 2017, three borrowers paid transaction and management fees which accounted for 33.6%, 28.2% and 13.8% of the Company’s operating revenues. For the three months ended March 31, 2016, one borrower paid transaction and management fees accounted for 100.0% of the Company’s operating revenues.

Note 10 – Equity

Capital contribution

For the year ended December 31, 2016 and for the period from November 17, 2015 (inception) to December 31, 2015, Shanghai Dianniu received $6,860,367 and $936,600 of capital contributions, respectively, from controlling interest shareholders. For the year ended December 31, 2016, the Company received $1,184,202 of capital contributions from non-controlling interest shareholders.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun.

Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion.  The statutory reserve funds and the discretionary funds are not distributable as cash dividends.  Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2016 and 2015 and March 31, 2017, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun collectively attributed $6,189, $0 and $0 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun are restricted in their ability to transfer their net assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2016 and 2015 and March 31, 2017, amounts restricted are the net assets of Golden Bull WFOE, Shanghai Dianniu and Shanghai Baoxun, which amounted to $8,819,800, $818,753 and $8,628,538 respectively.

Note 11 – Commitments and contingencies

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2017, the Company was not aware of any litigations or lawsuits against them.

Lease commitment

The Company has entered into non-cancellable operating lease agreements for an office space and two apartment units for its executives. The office space has a lease term expiring in January 2018 with a monthly rental of approximately $27,390. The two apartment units have lease terms are expiring in May 2017 and November 2017 with monthly rental of approximately $3,500 and $1000 respectively.

The Company’s commitments for minimum lease payment under these operating leases as of March 31, 2017 are as follow:

Minimum lease payment
Twelve months ending March 31, 2018	$257,155
Total minimum payments required	$257,155

Rent expense for the year ended December 31, 2016 and for period from November 17, 2015 (inception) to December 31, 2015 was $359,448 and $40,618, respectively. Rent expense for the three months ended March 31, 2017 and 2016 was $91,288 and $83,119, respectively.

Note 12 – Subsequent events

On June 23, 2017, 42,086 ordinary shares of the Company were issued to the 89.17% Participating Shareholders in connection with the restructuring of the Company.

On June 23, 2017, 3,064 ordinary shares of the Company were issued for consulting services in connection with internet finance industry development, financing consultation for the period July 2017 to June 2020.  The valuation of these shares was valued at approximately $1.6 million at $516 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, 2,500 ordinary shares of the Company were issued for consulting services in connection with private financing and road show services in relation to the Company’s initial public offering (“IPO”) for the period July 2017 until the successful completion of the Company’s IPO.  The valuation of these shares was valued at approximately $1.3 million at $516 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, 2,250 ordinary shares of the Company were issued for consulting services in connection with financial, accounting and legal services in connection the Company’s IPO.  The valuation of these shares was valued at approximately $1.2 million at $516 per share determined by the recent cash transactions contributed in Shanghai Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company. Approximately $1.0 million fair value of services fee with a term for the period July 2017 until the successful completion of the Company’s IPO with approximately $0.2 million fair value of service fee with a term for the period July 2017 to June 2018.

Note 13 – Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented.  For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investments is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income (loss) of the subsidiary is presented as “share of income (loss) of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2015 and March 31, 2017.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,	March 31,
	2016	2015	2017
			(Unaudited)
ASSETS
OTHER ASSETS
Investment in subsidiary	$ 7,859,744	$ 818,753	$ 7,714,267
Total other assets	7,859,744	818,753	7,714,267

Total assets	$ 7,859,744	$ 818,753	$ 7,714,267

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	$ -	$ -	$ -

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $1.00 par value, 50,000 shares authorized,
100 share issued and outstanding	100	100	100
Shares subscription receivables	(45,457)	(100)	(45,457)
Additional paid-in capital	8,046,552	936,600	8,064,405
Statutory reserves	6,189	-	6,189
Retained earnings (accumulated deficit)	48,447	(106,269)	(197,747)
Accumulated other comprehensive loss	(196,087)	(11,578)	(113,223)
Total shareholders' equity	7,859,744	818,753	7,714,267

Total liabilities and shareholders' equity	$ 7,859,744	$ 818,753	$ 7,714,267

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the Period from November 17, 2015	For the Three Months Ended March 31,
	For the Year Ended December 31, 2016	(Inception) to December 31, 2015	2017	2016
			(Unaudited)	(Unaudited)

SHARE OF INCOME (LOSS) OF SUBSIDIARY	$ 160,905	$ (106,269)	$ (246,194)	$ (123,142)

NET INCOME (LOSS)	160,905	(106,269)	(246,194)	(123,142)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(184,509)	(11,578)	82,864	10,293
COMPREHENSIVE LOSS	$ (23,604)	$ (117,847)	$ (163,330)	$ (112,849)

PARENT COMPANY STATEMENTS OF CASH FLOWS

		For the Period from November 17, 2015	For the Three Months Ended March 31,
	For the Year Ended December 31, 2016	(Inception) to December 31, 2015	2017	2016
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 160,905	$ (106,269)	$ (246,194)	$ (123,142)
Adjustments to reconcile net income (loss) to cash used in
operating activities:
Equity (income) loss of subsidiary	(160,905)	106,269	246,194	123,142
Net cash used in operating activities	-	-	-	-

CHANGES IN CASH	-	-	-	-

CASH, beginning of period	-	-	-	-

CASH, end of period	$ -	$ -	$ -	$ -

 __________________ ORDINARY SHARES

 GOLDEN BULL LIMITED

Until           , 2017 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The date of this prospectus is _____________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.  Indemnification of Directors and Officers

We are a Cayman Islands exempted company.  Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.  Recent Sales of Unregistered Securities

In addition to the capital contributions discussed under “Related Party Transactions,” during the past three years, our operating entity, Dianniu, issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering. We believe that each of the following issuances to private placement investors was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering. We believe that our issuances of incentive shares and options to our employees, directors, officers and consultants were exempt from registration under the Securities Act in reliance on Rule 701 under the Securities Act.

In May 2016, Dianniu entered into an investment agreement with Shaanxi Xifeng Investment Co., Ltd., a state owned institution (“Xifeng”), according to which Xifeng invested RMB 3 million (approximately $0.44 million) in exchange of 5% equity interest of Dianniu.  Dianniu also entered into an investment agreement with Huishi Equity Investment Fund Management (Shanghai) Co., Ltd. (“Huishi”), a state owned institution, according to which Huishi invested RMB 5 million (approximately $0.73 million) in exchange of 8.33% equity interest of Dianniu.  Each of these investors has the right to appoint one director to the board of directors of Dianniu and preemptive right in Diann’s subsequent equity issuances.

In May 2016, Dianniu entered into an investment agreement with Qian Lai Qian Wang (Shanghai) Equity Investment Fund Management Co., Ltd. (“Qian Lai Qian Wang”), an institution investor, pursuant to which Qian Lai Qian Wang invested RMB 30 million (approximately $4.39 million) in exchange for 18.75% equity interest of Dianniu. The transaction closed in December 2016.

On June 23, 2017, the Company issued 42,086 ordinary shares to holders of 89.17% of Dianniu’s outstanding equity interests in connection with the restructuring of the Company.

On June 23, 2017, the Company issued 3,064 ordinary shares to a consultant for services in connection with internet finance industry development and financing consultation from July 2017 to June 2020. The valuation of these shares were valued at approximately $1.6 million at $516 per share determined by the recent cash transactions contributed in Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, the Company issued 2,500 ordinary shares for consulting services in connection with private financing and business due diligence from July 2017 to June 2020. The valuation of these shares were valued at approximately $1.3 million at $516 per share determined by the recent cash transactions contributed in Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

On June 23, 2017, the Company issued 2,250 ordinary shares to a consultant for services in connection with private financing and business due diligence consultation from July 2017 to June 2020.  The valuation of these shares were valued at approximately $1.2 million at $516 per share determined by the recent cash transactions contributed in Dianniu in December 2016 in exchange of the Company’s shares in connection with the restructuring of the Company.

ITEM 8.  Exhibits and Financial Statement Schedules

(a). Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Placement Agency Agreement *
3.1	Certificate of Incorporation
3.2	Memorandum of Association
3.3	Articles of Association
3.4	Certificate of Incorporation on Change of Name
3.5	Amended and Restated Memorandum of Association*
3.6	Amended and Restated Articles of Association*
5.1	Opinion of Harney Westwood & Riegels as to the legality of the shares*
5.2	Opinion of Allbright Law Offices *
10.1	Form of Equity Pledge Agreement
10.2	Form of Business Cooperation Agreement
10.3	Form of Technical Consulting and Service Agreement
10.4	Form of Equity Option Agreement
10.5	Form of Voting Rights Proxy and Finance Supporting Agreement
10.6	Account and System Custodian Agreement, dated December 3, 2015, by and between Dianniu and ChinaPnR Co., Ltd.
10.7	Supplement Account and System Custodian Agreement, dated March 30, 2017, by and between Dianniu and ChinaPnR Co., Ltd.
10.8	Lease Agreement, dated November 11, 2015, by and between Dianniu and Xinjiang Dushanzi Tianli Technology Co. Ltd.
10.9	Form of Intermediary Service Agreement by and between Dianniu and Borrower*
10.10	Network Technology Service Agreement, dated April 29, 2016, by and between Dianniu and Shanghai Youwei Business Consulting Co. Ltd. *
21.1	List of subsidiaries of the Registrant
23.1	Consent of Friedman LLP
23.2	Consent of Harney Westwood & Riegels (included in Exhibit 5.1) *
23.4	Consent of Ellenoff Grossman & Schole LLP *
24.1	Power of Attorney (included on the signature page of this Registration Statement)
_______________________ *To be filed

ITEM 9.  Undertakings

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)

For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shanghai, China, on              , 2017.

GOLDEN BULL LIMITED

By:
Name:	Erxin Zeng
Title:	Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of GOLDEN BULL LIMITED, a Cayman Islands exempted company, do hereby constitute and appoint Erxin Zeng and Xinxuan Hu, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Director (Principal Executive Officer)
Erxin Zeng

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Xinxuan Hu

Director
Xiaohui Liu

Director
Wei Liang

Director
Yanjun Cui

Hui Shen
Director

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Golden Bull Limited has signed this registration statement on the ___ of ____, 2017.

Corporation Service Company

Paula S. Collins
Authorized Representative

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Placement Agency Agreement *
3.1	Certificate of Incorporation
3.2	Memorandum of Association
3.3	Articles of Association
3.4	Certificate of Incorporation on Change of Name
3.5	Amended and Restated Memorandum of Association*
3.6	Amended and Restated Articles of Association*
5.1	Opinion of Harney Westwood & Riegels as to the legality of the shares*
5.2	Opinion of Allbright Law Offices *
10.1	Form of Equity Pledge Agreement
10.2	Form of Business Cooperation Agreement
10.3	Form of Technical Consulting and Service Agreement
10.4	Form of Equity Option Agreement
10.5	Form of Voting Rights Proxy and Finance Supporting Agreement
10.6	Account and System Custodian Agreement, dated December 3, 2015, by and between Dianniu and ChinaPnR Co., Ltd.
10.7	Supplement Account and System Custodian Agreement, dated March 30, 2017, by and between Dianniu and ChinaPnR Co., Ltd.
10.8	Lease Agreement, dated November 11, 2015, by and between Dianniu and Xinjiang Dushanzi Tianli Technology Co. Ltd.
10.9	Form of Intermediary Service Agreement by and between Dianniu and Borrower*
10.10	Network Technology Service Agreement, dated April 29, 2016, by and between Dianniu and Shanghai Youwei Business Consulting Co. Ltd. *
21.1	List of subsidiaries of the Registrant
23.1	Consent of Friedman LLP
23.2	Consent of Harney Westwood & Riegels (included in Exhibit 5.1) *
23.4	Consent of Ellenoff Grossman & Schole LLP *
24.1	Power of Attorney (included on the signature page of this Registration Statement)
_______________________ *To be filed